THE LOST ART OF BANKING

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2007 ANNUAL REPORT

Greer Bancshares Incorporated

Find it in Greer.

Letter to Shareholders

Greer Bancshares Incorporated

March 28, 2008

Dear Shareholders and Friends:

The Bank completed its nineteenth year of serving the banking needs in Greer and the surrounding areas in 2007. While it was a very challenging year due to a large second quarter loan loss and the economic downturn that resulted in lower interest rates, the Company experienced progress in several areas, some of which include:

•

Total assets increased in 2007 to approximately $390 million, an increase of 8.6%. The Bank’s five year growth plan, which was adopted in late 2004, set a growth goal of $425 million in assets by the end of 2009. As of the end of 2007, the Bank had achieved 92% of the five year goal in three years, and only needs $35 million in additional asset growth in the next two years to reach the $425 million goal.

•

In September 2007 the Bank employed two experienced commercial lenders to open a commercial and construction loan production office on the east side of Greer in order to better service business customers in that market and to attract new business relationships in the surrounding area. Plans are to open a full-service office in that area in twelve to eighteen months, when sufficient new business is gained at that office.

•

The Bank continued to make enhancements to its electronic banking services in 2007. An electronic checking account, “e-Bonus Checking”, was developed to offer a checking account that features electronic statements, ATM transactions nation-wide at no cost to customers and an interest rate competitive with rates paid on time deposits. The Bank now offers on-line account applications for this product. In 2008 the Bank plans to additionally enhance its deposit platform system, which will serve to provide greater efficiency to the Bank and our clients in the account opening process.

•

Despite the large loan loss mentioned above, deeper and more rapid Federal Reserve interest rate cuts than projected as a result of the significant slowing of our national economy and more modest loan growth than anticipated, the Company was able to generate net income of $2,605,625 in 2007.

To summarize, even though 2007 was disappointing in terms of earnings, progress was made in many areas that will benefit the Company in the future.

At present, it appears 2008 will be another challenging year for the economy and for banking. In January 2008 the Federal Reserve cut the overnight interest rate by 125 basis points, and many economists are forecasting additional cuts of at least 100 basis points by mid-year. In early 2008 some economists have stated the economy is in recession or will soon be in recession. Additional interest rate cuts and/or a recession will cause “pressure” on earnings; however, we will continue to manage with a long term vision and adjust to changes in the economy in ways that are of most benefit to the Company.

Thank you for your interest in Greer Bancshares Incorporated. Your comments and suggestions for improving your Company and improving communications with you are always welcome.

Sincerely,

Kenneth M. Harper

President & Chief Executive Officer

Board of Directors

David M. Rogers	Chairman/Joshua’s Way, Inc., President
Mark S. Ashmore	Ashmore Bros. Inc./Century Concrete, President
Steven M. Bateman	Steven M. Bateman, CPA/Owner
Walter M. Burch	The Greer Citizen/Retired
Raj K. S. Dhillon	Motel Owner and Land Developer
Gary M. Griffin	Mutual Home Stores, Vice President
Kenneth M. Harper	Greer Bancshares Inc. and Greer State Bank, President & CEO
R. Dennis Hennett	Greer Bancshares Inc. and Greer State Bank/Retired
Harold K. James	James Agency, Inc., Real Estate and Insurance, Vice President/Broker in Charge
Paul D. Lister	Paul D. Lister, CPA, LLC
Theron C. Smith, III	Eye Associates of Carolina, PA, President
C. Don Wall	Professional Pharmacy of Greer, Inc., Vice President

Greer Bancshares Incorporated Executive Officers

Kenneth M. Harper	President & Chief Executive Officer
J. Richard Medlock, Jr.	Chief Financial Officer

Greer State Bank Officers

Kenneth M. Harper	President & Chief Executive Officer
Victor K. Grout	Executive Vice President & Commercial Lending/Risk Management
J. Richard Medlock, Jr.	Executive Vice President & Chief Financial Officer
William S. Harrill, Jr.	Senior Vice President/Mortgage Lending
J. William Hughes	Senior Vice President/Consumer Lending
Hilda W. Marcos	Senior Vice President/Senior Professional Banker
Greg Sisk	Senior Vice President/Community Executive - Taylors/Retail Banking Manager
Chris M. Talley	Senior Vice President & Chief Operations Officer
E. Pierce Williams, Jr.	Senior Vice President/Commercial Banking
Jim Boyd	Vice President/Commercial Lending
Brad Cantrell	Vice President/Credit Analyst
Rick Danner	Vice President/Human Resources & Security
Debra Day	Vice President/Compliance
Judy A. Edwards	Vice President/Risk Management Administrator
David Faucette	Vice President/Internal Auditor
John Gifford	Vice President/Greer Financial Services
Lola C. Hart	Vice President/Controller
Robert M. Lee	Vice President/Information Technology
Tim Lincolnhol	Vice President/Community Banking
Kelly C. Long	Vice President/Branch Manager of Buncombe Road Office
Sandra D. Mason	Vice President/Operations Officer
Denise W. Plumblee	Vice President/Corporate Training Director
Scott Presley	Vice President/Construction Lending
Elizabeth C. Sayce	Vice President/Manager, Loan Administration
Carole Stroud	Vice President/Branch Manager of Poinsett Office
Beth C. Waters	Vice President/Marketing Director

(2)

Greer State Bank Officers (continued)

Thomas L. Williams	Vice President/Branch Manager of North Main Office
Travis Barbare	Assistant Vice President/Consumer Lending
Christy H. Blackwell	Assistant Vice President/Branch Manager of Taylors Office
Sue H. Gaines	Assistant Vice President/Mortgage Lending Officer
Scott Greene	Assistant Vice President/Credit Administration
Terri N. Grady	Assistant Vice President/Operations
Ann S. Miller	Assistant Vice President/Manager EDP & Item Processing
Marvin E. Robinson, Jr.	Assistant Vice President/Commercial Lending
Joy Jordan	Banking Officer/Loan Production
Lourdes LoPinto	Banking Officer
Donna Miller	Internet Banking Officer

Greer State Bank Staff

Meredith Alexander	Grace Edwards	Jennifer Kemp	Christal Ray
Jason Baldwin	Jessica Estola	Angela Lynn	Patsy Robinson
Jolynne Beck	Sherri Forrester	Nikita Mack	Tonda Rogers
Marsha Bennett	Candice Good	Cari Matson	Linda Rorie
Charlotte Betts	Marie Good	David McCammon	Denise Ross
Shea Boyce	Willie Greer	Donna McMakin	Luke Rumsey
Nancy Brown	Patsy Hairston	Cindy Morrell	Mindi Smith
Mindi Calvert	Vince Harris	Joy Myers	Tammy Smith
Melissa Carroll	Leanna Harrison	Linda Oliver	Teresa Smith
Lena Cody	Cindy Hart	Jinita Patel	Tammy Thompson
Maury Cook	Doris Hendricks	Cindi Patterson	Kristi Twiddy
Angie Coleman	Carey Henry	Brandi Prevatte	Ann Vaughn
Karen Corn	Heather Henson	Gail S. Pruitt	Pat Vaughn
Sarah Crutchfield	Theresa Hice	Ann Rainey	Pat Wellmon
Brooke Cudd	Tonya Kellett	Nalani Ramza	Marie Wilson
Lisa Wiles

Our Vision:

A better life for all

Our Mission:

Exceptional banking for everyday people

Our Values:

Character: Whatever we do, we will do with integrity.

Commitment: Whatever we do, we will do with dedication.

Competence: Whatever we do, we will do with excellence.

(3)

- Report of Independent Registered Public Accounting Firm -

To the Board of Directors

Greer Bancshares Incorporated and Subsidiary

Greer, South Carolina

We have audited the accompanying consolidated balance sheets of Greer Bancshares Incorporated and Subsidiary (the “Company”) as of December 31, 2007 and 2006, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for each of the years in the three-year period ended December 31, 2007. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Greer Bancshares Incorporated and Subsidiary as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 21 to the consolidated financial statements, effective in the fourth quarter of 2006, the Company changed its method of quantifying misstatements of prior year consolidated financial statements. The Company adopted the dual method, as required by SEC Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.”

Asheville, North Carolina
March 25, 2008

(4)

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Consolidated Balance Sheets

	December 31,
	2007	2006
Assets
Cash and due from banks	$7,049,411	$10,914,066
Interest-bearing deposits in banks	425,965	776,477
Investment securities:
Held to maturity (fair value of approximately $19,280,878 and $22,790,311, respectively)	19,586,460	23,581,468
Available for sale	79,564,947	60,185,223
Loans, net of allowance for loan losses of $2,232,703 and $1,801,287, respectively	260,777,824	244,056,635
Premises and equipment, net	6,572,810	6,631,721
Accrued interest receivable	2,447,911	2,298,855
Restricted stock	4,943,014	3,948,914
Other assets	8,337,020	7,269,028

Total assets	$389,705,362	$359,662,387

Liabilities and Stockholders’ Equity
Liabilities:
Deposits:
Non interest-bearing	$30,395,986	$29,816,377
Interest-bearing	214,197,174	210,471,514

Total deposits	244,593,160	240,287,891
Short term borrowings	3,004,000	14,171,875
Long term borrowings	113,441,000	77,854,514
Other liabilities	4,231,680	4,805,879

Total Liabilities	365,269,840	337,120,159

Commitments and contingencies - Notes 10 and 11
Stockholders’ Equity:
Preferred stock – par value $5 per share, 1,000,000 shares authorized; none issued	—	—
Common stock – par value $5 per share, 10,000,000 shares authorized; 2,481,836 and 2,472,671 shares issued and outstanding at December 31, 2007 and 2006, respectively	12,409,180	12,363,355
Additional paid in capital	3,259,895	3,039,690
Retained earnings	8,609,670	7,273,436
Accumulated other comprehensive income (loss)	156,777	(134,253)

Total Stockholders’ Equity	24,435,522	22,542,228

Total Liabilities and Stockholders’ Equity	$389,705,362	$359,662,387

The accompanying notes are an integral part of these consolidated financial statements.

(5)

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Consolidated Statements of Income

	For the Years Ended December 31,
	2007	2006	2005
Interest income:
Loans, including fees	$20,652,576	$18,620,395	$11,694,822
Investment securities:
Taxable	3,071,097	2,618,935	2,467,494
Tax-exempt	979,027	908,436	984,894
Federal funds sold	92,112	34,428	96,113
Other	41,144	33,415	64,360

Total interest income	24,835,956	22,215,609	15,307,683
Interest expense:
Interest on deposit accounts	8,178,964	6,653,779	3,226,358
Interest on short term borrowings	505,852	565,472	219,349
Interest on long term borrowings	4,056,328	3,372,381	2,763,917

Total interest expense	12,741,144	10,591,632	6,209,624
Net interest income	12,094,812	11,623,977	9,098,059
Provision for loan losses	1,810,883	597,000	424,194

Net interest income after provision for loan losses	10,283,929	11,026,977	8,673,865
Noninterest income:
Customer service fees	905,131	936,978	982,321
Gain on sale of investment securities	—	78,269	342,394
Other noninterest income	1,593,961	1,324,756	1,131,938

Total noninterest income	2,499,092	2,340,003	2,456,653
Noninterest expenses:
Salaries and employee benefits	5,733,309	5,444,426	4,637,950
Occupancy and equipment	934,951	875,103	754,102
Postage and supplies	314,625	303,842	283,471
Marketing expenses	362,982	335,685	239,344
Directors fees	209,457	194,698	178,498
Professional fees	397,891	371,714	393,539
Other noninterest expenses	1,275,613	1,396,751	1,093,838

Total noninterest expenses	9,228,828	8,922,219	7,580,742

Income before income taxes	3,554,193	4,444,761	3,549,776
Provision for income taxes:	948,568	1,291,955	755,223

Net income	$2,605,625	$3,152,806	$2,794,553

Basic net income per share of common stock	$1.05	$1.28	$1.14

Diluted net income per share of common stock	$1.04	$1.21	$1.12

Weighted average shares outstanding:
Basic	2,479,051	2,462,688	2,442,078

Diluted	2,509,270	2,517,549	2,504,856

The accompanying notes are an integral part of these consolidated financial statements.

(6)

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Consolidated Statements of Changes in Stockholders’ Equity

For the Years Ended December 31, 2007, 2006 and 2005

	Common Stock		Additional Paid In Capital	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Total Stockholders’ Equity
	Shares	Amount
Balance at December 31, 2004	2,432,261	$12,161,305	$2,513,304	$5,520,915	$837,703	$21,033,227
Net income	—	—	—	2,794,553	—	2,794,553
Other comprehensive income, net of tax:
Unrealized holding loss on investment securities net of income tax benefit of approximately $517,000	—	—	—	—	(821,812)	(821,812)
Less reclassification adjustments for gains included in net income, net of income tax expense of approximately $130,000					(212,284)	(212,284)

Comprehensive income						1,760,457
Stock exercised pursuant to stock option plan	18,819	94,095	164,207	—	—	258,302
Stock granted to employees	2,500	12,500	26,250	—	—	38,750
Tax benefit of stock options exercised	—	—	38,117	—	—	38,117
Dividends declared ($.64 per share)	—	—	—	(1,564,543)	—	(1,564,543)

Balance at December 31, 2005	2,453,580	12,267,900	2,741,878	6,750,925	(196,393)	21,564,310
Cumulative effect of adoption of SAB 108, net of tax benefit of $278,978	—	—	—	(541,547)	—	(541,547)
Net income	—	—	—	3,152,806	—	3,152,806
Other comprehensive income, net of tax:
Unrealized holding gain on investment securities net of income taxes of approximately $24,000	—	—	—	—	110,666	110,666
Less reclassification adjustments for gains included in net income, net of income taxes of approximately $30,000	—	—	—	—	(48,526)	(48,526)

Comprehensive income						3,214,946
Stock exercised pursuant to stock option plan	19,091	95,455	206,646	—	—	302,101
Tax benefit of stock options exercised	—	—	19,155	—	—	19,155
Stock based compensation	—	—	72,011	—	—	72,011
Dividends declared ($.85 per share)	—	—	—	(2,088,748)	—	(2,088,748)

Balance at December 31, 2006	2,472,671	12,363,355	3,039,690	7,273,436	(134,253)	22,542,228
Net income	—	—	—	2,605,625	—	2,605,625
Other comprehensive income, net of tax:
Unrealized holding gain on investment securities net of income taxes of approximately $182,000	—	—	—	—	291,030	291,030

Comprehensive income						2,896,655
Stock exercised pursuant to stock option plan	9,165	45,825	46,732	—	—	92,557
Tax benefit of stock options exercised	—	—	8,082	—	—	8,082
Stock based compensation	—	—	165,391	—	—	165,391
Dividends declared ($.51 per share)	—	—	—	(1,269,391)	—	(1,269,391)

Balance at December 31, 2007	2,481,836	$12,409,180	$3,259,895	$8,609,670	$156,777	$24,435,522

The accompanying notes are an integral part of these consolidated financial statements.

(7)

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Consolidated Statements of Cash Flows

	For the Years Ended December 31,
	2007	2006	2005
Operating activities:
Net income	$2,605,625	$3,152,806	$2,794,553
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	472,199	472,933	399,471
Gain on sale of investment securities	—	(78,269)	(342,394)
Gain on sale of real estate held for sale	—	—	(68,672)
Provision for loan losses	1,810,883	597,000	424,194
Deferred income taxes (benefit)	(171,537)	16,000	(189,942)
Stock-based compensation	165,391	72,011	38,750
Increase in cash surrender value of life insurance	(233,943)	(187,737)	(173,859)
Net change in:
Accrued interest receivable	(149,056)	(683,420)	(477,497)
Other assets	197,296	(536,449)	(185,953)
Accrued interest payable	340,427	852,640	709,869
Other liabilities	(501,216)	396,725	231,414

Net cash provided by operating activities	4,536,069	4,074,240	3,159,934

Investing activities:
Activity in available-for-sale securities:
Sales	—	11,987,953	17,065,375
Maturities, prepayments and calls	5,379,696	6,222,462	5,527,015
Purchases	(24,286,198)	(28,673,364)	(36,420,064)
Activity in held to maturity securities:
Maturities, prepayments and calls	3,995,008	4,900,393	6,992,686
Proceeds from sale of real estate held for sale	—	—	310,470
Net decrease in federal funds sold	—	—	650,000
Purchase of restricted stock	(994,100)	(440,100)	(388,800)
Net increase in loans	(18,574,072)	(47,066,731)	(59,333,470)
Purchase of premises and equipment	(413,288)	(1,358,044)	(1,793,182)
Purchase of life insurance	(1,000,000)	—	(723,608)

Net cash used for investing activities	(35,892,954)	(54,427,431)	(68,113,578)

(continued)

(8)

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Consolidated Statements of Cash Flows, Continued

	For the Years Ended December 31,
	2007	2006	2005
Financing activities:
Net increase in deposits	$4,305,269	$41,101,170	$48,926,785
Net increase (decrease) in short term borrowings	(11,167,875)	3,652,108	10,519,767
Proceeds from other long term borrowings	15,000,000	—	—
Repayment of notes payable to FHLB	(14,713,514)	(3,404,055)	(8,107,813)
Proceeds from notes payable to FHLB	35,300,000	10,250,000	16,000,000
Proceeds from issuance of subordinated debentures	—	5,000,000	—
Proceeds from exercise of stock options	92,557	302,101	258,302
Tax benefit from stock option exercise	8,082	19,155	—
Cash dividends paid	(1,682,801)	(1,675,338)	(1,564,543)

Net cash provided by financing activities	27,141,718	55,245,141	66,032,498

Net increase (decrease) in cash and due from banks	(4,215,167)	4,891,950	1,078,854
Cash and due from banks at beginning of year	11,690,543	6,798,593	5,719,739

Cash and due from banks at end of year	$7,475,376	$11,690,543	$6,798,593

Supplemental disclosures of cash flow information:
Cash paid during the year for:
Interest	$12,400,717	$9,738,992	$5,499,755

Income taxes	$829,258	$1,797,695	$919,761

Non-cash investing and financing activities:
Real estate acquired in satisfaction of mortgage loans	$42,000	$—	$30,000

Investment in trust	$—	$155,000	$—

Change in valuation of fair value hedge	$—	$—	$410,889

Dividends payable	$—	$(413,410)	$—

Change in beginning retained earnings (net of tax)	$—	$(541,547)	$—

Loans to facilitate sale of real estate	$—	$—	$197,452

Change in other comprehensive income (net of tax)	$291,030	$62,140	$(1,034,096)

The accompanying notes are an integral part of these consolidated financial statements.

(9)

GREER BANCSHARES INCORPORATED AND SUBSIDIARY

Notes to Consolidated Financial Statements

December 31, 2007, 2006 and 2005

1.	Summary of Significant Accounting Policies

Organization - Greer State Bank (the “Bank”) was organized under a state banking charter in August 1988, and commenced operations on January 3, 1989. Greer Bancshares Incorporated is a South Carolina corporation formed in July 2001, primarily to hold all of the capital stock of Greer State Bank. The Bank engages in commercial and retail banking, emphasizing the needs of small to medium businesses, professional concerns and individuals, primarily in Greer and surrounding areas in the upstate of South Carolina. The accompanying consolidated financial statements include the accounts of the holding company and its wholly owned subsidiary (herein referred to as the “Company”).

In October 2004 and December 2006, Greer Capital Trust I and Greer Capital Trust II (the “Trusts”) were formed, respectively. The Trusts were formed as part of the process of the issuance of trust preferred securities. During 2004, the Company adopted Financial Accounting Standards Board (“FASB”) Interpretation Nos. 46 and 46R (“FIN 46 and 46R”), Consolidation of Variable Interest Entities. Under the provisions of FIN 46 and 46R, the Company has not consolidated the Trusts. The junior subordinated debt issued by the Company to the Trusts is included in long-term debt. The equity investment in the Trusts is included in other assets.

Nature of Operations - The primary activity of the holding company is to hold its investment in the Bank. The Bank operates under a state bank charter and provides full banking services. The Bank is subject to regulation by the Federal Deposit Insurance Corporation (“FDIC”) and the South Carolina Board of Financial Institutions.

Greer Financial Services, a division of the Bank, provides financial management services and non-deposit product sales.

Principles of Consolidation - The consolidated financial statements include the accounts of the Company and its subsidiary and, in consolidation, all significant intercompany items are eliminated.

Business Segments - The Company reports all activities as one business segment. In determining the appropriateness of segment definition, the materiality of the potential segment and components of the business about which financial information is available and regularly evaluated relative to resource allocation and performance assessment is considered.

(10)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents - For the purpose of presentation in the statements of cash flows, cash and cash equivalents are defined as those amounts included in the balance sheet caption “Cash and due from banks” and “Interest-bearing deposits in banks.” Cash and cash equivalents have an original maturity of three months or less.

Securities Held to Maturity - Bonds, notes and debentures for which there is the positive intent and ability to hold to maturity are reported at cost, adjusted for premiums and discounts that are recognized in interest income using the interest method over the period to maturity or to call dates.

Realized gains and losses on the sale of held-to-maturity securities are determined using the specific-identification method.

Securities Available for Sale - Available-for-sale securities are reported at fair value and consist of bonds, notes, debentures and certain equity securities not classified as trading securities or as held-to-maturity securities.

Unrealized holding gains and losses, net of tax, on available-for-sale securities are reported as a net amount in a separate component of stockholders’ equity. Realized gains and losses on the sale of available-for-sale securities are determined using the specific-identification method. Premiums and discounts are recognized in interest income using the interest method over the period to maturity or to call dates.

Other Than Temporary Impairment - Declines in the fair value of individual held-to-maturity and available-for-sale securities below cost that are other than temporary are reflected as write-downs of the individual securities to fair value. Related write-downs are included in income. In estimating other-than-temporary impairment losses, management considers (1) the length of time and the extent to which fair value has been less than cost, (2) the financial condition and near term prospects of the issuer and (3) the intent and ability of the Company to retain its investment in the issuer for a period of time sufficient to allow for any anticipated recovery in fair values.

(11)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Concentrations of Credit Risk - The Bank makes loans to individuals and small businesses located primarily in upstate South Carolina for various personal and commercial purposes resulting in a diversified loan portfolio. The borrowers’ ability to repay their loans is not dependent upon any specific economic sector.

Comprehensive Income - Comprehensive income reflects the change in equity during the year arising from transactions and events other than investments by and distributions to shareholders. It consists of net income plus certain other changes in assets and liabilities that are reported as separate components of stockholders’ equity rather than as income or expense. The statement of changes in stockholders’ equity includes the components of comprehensive income. The accumulated other comprehensive income and loss at December 31, 2007 and 2006 consists solely of unrealized gains and losses on investment securities, respectively.

Loans and Interest Income - The Bank grants mortgage, commercial and consumer loans to customers. A substantial portion of the loan portfolio is represented by loans throughout the Greater Greer area of the upstate of South Carolina. The ability of our debtors to honor their contracts is dependent upon the general economic conditions in this area. Loans are reported at their outstanding unpaid principal balances adjusted for the allowance for loan losses, deferred loan fees and any unearned discounts. Interest income is accrued and taken into income based upon the interest method.

The accrual of interest on loans is discontinued when, in the judgment of management, the interest will not be collectible in the normal course of business. Accrual of interest of such loans is typically discontinued when the loan is 90 days past due or impaired. All interest accrued, but not collected for loans that are placed on non-accrual or charged off, is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

Allowance for Loan Losses - The allowance for loan losses is based on management’s ongoing evaluation of the loan portfolio and reflects an amount that, in management’s opinion, is adequate to absorb probable losses in the existing portfolio. Additions to the allowance for loan losses are provided by charges to earnings. Loan losses are charged against the allowance when the ultimate uncollectibility of a loan balance is determined. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a monthly basis by management. The evaluation includes the periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, impairment and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision.

(12)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for the necessary allowance. Accordingly, individual consumer and residential loans are not separately evaluated for impairment.

Premises and Equipment - Land is carried at cost. Premises and equipment are stated at cost, net of accumulated depreciation. Depreciation is charged using the straight-line method over the useful lives (three to thirty-nine years) of the assets. Additions to premises and equipment and major replacements or improvements are capitalized at cost. Maintenance, repairs and minor replacements are expensed when incurred. Gains and losses on routine dispositions are reflected in current earnings.

Real Estate Held for Sale - Real estate held for sale is stated at the lower of cost or net realizable value at the time of foreclosure. Market values of real estate held for sale are reviewed regularly and allowances for losses are established when the carrying value exceeds the estimated net realizable value. Gains and losses on the sale of real estate held for sale are recorded at the time of sale.

Restricted Stock - Restricted stock consists of non-marketable equity securities including investments in the stock of the Federal Home Loan Bank (“FHLB”), Community Bankers Bank and Community Financial Services, Inc. These stocks have no ready market and no quoted market value. Because of the redemption provisions of the restricted stock, the Bank estimates that fair value equals cost for these investments resulting in no impairment at December 31, 2007. Investment in the Federal Home Loan Bank is a condition of borrowing from the Federal Home Loan Bank. The stock is pledged to collateralize such borrowings. At December 31, 2007 and 2006, the investment in the Federal Home Loan Bank stock was $4,586,200 and $3,592,100, respectively. At December 31, 2007 and 2006, the investments in Community Bankers Bank and Community Financial Services, Inc. were $45,400 and $311,414, respectively. Dividends received on these stocks are included in interest income.

(13)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Stock-Based Compensation - Effective January 1, 2006, the Company adopted Statement of Financial Accounting Standard (“SFAS) No. 123 (revised 2004), Share-Based Payment, (“SFAS No. 123R”) which was issued by the FASB in December 2004. SFAS No. 123R revises SFAS No. 123, Accounting for Stock Based Compensation, and supersedes APB No. 25, Accounting for Stock Issued to Employees, and its related interpretations. SFAS No. 123R requires recognition of the cost of employee services received in exchange for an award of equity instruments in the financial statements over the period the employee is required to perform the services in exchange for the award (presumptively the vesting period). SFAS No. 123R also requires measurement of the cost of employee services received in exchange for an award based on the grant-date fair value of the award. SFAS No. 123R also amends SFAS No. 95, Statement of Cash Flows, to require that excess tax benefits be reported as financing cash inflows, rather than as a reduction of taxes paid, which is included within operating cash flows.

Income Taxes - The Company files a consolidated federal income tax return and separate state income tax returns. Income taxes are allocated to each company as if filed separately for federal purposes and based on the separate returns filed for state purposes.

Certain items of income and expense for financial reporting are recognized differently for income tax purposes (principally the provision for loan losses, deferred compensation and depreciation). Provisions for deferred taxes are made in recognition of such temporary differences as required under SFAS No. 109, Accounting for Income Taxes. Current income taxes are recorded based on amounts due with the current income tax returns. The need for a valuation allowance is considered when it is determined more likely than not that a deferred tax asset will not be realized.

In July 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109, (FIN 48). This interpretation clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with FASB Statement No. 109, Accounting for Income Taxes. The interpretation prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The interpretation also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted FIN 48 effective January 1, 2007, resulting in no adjustment to beginning retained earnings.

There are no uncertain tax positions for the open tax years that fall below the “more-likely-than-not” threshold prescribed by FIN 48 as of December 31, 2007. The Company accounts for tax penalties and interest on tax obligations as a component of income tax expense. The Company has recognized no penalties or interest for the periods presented. The Company is no longer subject to U.S. federal or state examinations by tax authorities for the tax years before 2003.

(14)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Earnings Per Share of Common Stock - Basic and diluted earnings per share of common stock are presented after giving retroactive effect to stock splits and dividends. The assumed conversion of stock options creates the difference between basic and diluted net income per share. Income per share is calculated by dividing net income by the weighted average number of common shares outstanding for each period presented. Anti-dilutive options totaling 149,300, 64,800 and 17,944 have been excluded from the income per share calculation for the periods ended December 31, 2007, 2006 and 2005, respectively.

Off-Balance Sheet Credit Related Financial Instruments - In the ordinary course of business, the Company has entered into commitments to extend credit, including commitments under commercial letters of credit and standby letters of credit. Such financial instruments are recorded when they are funded.

Derivatives - The Company utilizes derivative contracts to manage interest rate risk. These instruments consisted of interest rate swaps and swaptions in 2004, 2005 and 2006 prior to their sale in December 2006. In January 2006, an interest rate floor was purchased. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index, or referenced interest rate. The Company used interest rate swaps and swaptions as fair value hedges for certain fixed rate Federal Home Loan Bank advances. The interest rate floor contract is a derivative used to hedge cash flows of certain prime based loans. The floor contract terminates on January 30, 2009. The Bank does not utilize derivatives for trading purposes.

The derivatives did not qualify for hedge accounting under SFAS 133 (see Note 21). As a result, the derivatives are recorded at fair value with adjustments to earnings.

The net interest payable or receivable on interest rate swaps that are designated as hedges is accrued and recognized as an adjustment to the interest expense of the related liability and flow through the income statement for each specific reporting period.

Reclassification - Certain amounts in the 2006 and 2005 consolidated financial statements have been reclassified to conform to the 2007 presentation. The reclassifications had no effect on net income or stockholders’ equity as previously reported.

(15)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Recent Accounting Pronouncements - The following is a summary of recent authoritative pronouncements that affect accounting, reporting, and disclosure of financial information by the Company:

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157, as amended by FSP 157-2 for nonfinancial assets and liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company must adopt these new requirements no later than the first quarter of 2008. The Company has not yet determined the effect of adopting SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this standard is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of fiscal years beginning after November 15, 2007, with early adoption permitted under certain circumstances. The Company did not choose to early adopt this standard and has not yet determined the effect of adopting SFAS 159 on its consolidated financial statements.

2.	Investment Securities

The amortized cost, gross unrealized gains and losses, and estimated fair value of investment securities are as follows:

	December 31, 2007
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:
Mortgage backed securities	$19,586,460	$5,874	$311,456	$19,280,878

Available for sale:
United States Government and other agency obligations	$6,666,525	$104,321	$—	$6,770,846
Mortgage-backed securities	41,136,175	99,058	101,395	41,133,838
Municipal securities	22,428,114	266,486	81,953	22,612,647
Equity securities	8,062,885	33,115	—	8,096,000
Corporate bonds	1,016,328	—	64,712	951,616

	$79,310,027	$502,980	$248,060	$79,564,947

(16)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

	December 31, 2006
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Estimated Fair Value
Held to maturity:
Mortgage backed securities	$23,581,468	$—	$791,157	$22,790,311

Available for sale:
United States Government and other agency obligations	$6,643,267	$35,989	$78,800	$6,600,456
Mortgage-backed securities	29,291,665	21,928	447,227	28,866,366
Municipal securities	22,436,035	313,772	23,774	22,726,033
Corporate bonds	2,032,555	—	40,187	1,992,368

	$60,403,522	$371,689	$589,988	$60,185,223

The amortized cost and estimated fair value of investment securities at December 31, 2007 by contractual maturity for debt securities are shown below. Mortgage backed securities have not been scheduled since expected maturities will differ from contractual maturities because borrowers may have the right to prepay the obligations.

	Available for Sale		Held to Maturity
	Amortized Cost	Fair Value	Amortized Cost	Fair Value
Due in 1 year	$2,528,440	$2,520,987	$—	$—
Over 1 year through 5 years	2,220,552	2,190,867	—	—
Alter 5 years through 10 years	8,537,469	8,762,409	—	—
Over 10 years	24,887,391	24,956,846	—	—

	38,173,852	38,431,109	—	—
Mortgage backed securities	41,136,175	41,133,838	19,586,460	19,280,878

Total	$79,310,027	$79,564,947	$19,586,460	$19,280,878

(17)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

The fair value of securities with temporary impairment at December 31, 2007 and 2006 is shown below:

	Less Than Twelve Months		Over Twelve Months
2007	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities:
Mortgage backed securities	$14,376,707	$32,161	$23,190,461	$380,690
Corporate bonds	—	—	951,616	64,712
Municipal securities	3,367,296	11,549	2,599,853	70,404

Total	$17,744,003	$43,710	$26,741,930	$515,806

	Less Than Twelve Months		Over Twelve Months
2006	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses
Description of securities:
U.S. Government and other agency obligations	$1,750,751	$3,734	$2,165,049	$75,066
Mortgage backed securities	14,400,615	108,181	33,257,341	1,130,203
Corporate bonds	—	—	1,992,368	40,187
Municipal securities	3,372,564	9,929	2,851,518	13,845

Total	$19,523,930	$121,844	$40,266,276	$1,259,301

Management believes all of the unrealized losses as of December 31, 2007 and 2006 are temporary and as a result of temporary changes in the market. The number of securities with unrealized losses was forty-four and sixty-six at December 31, 2007 and 2006, respectively. Thirty-three are mortgage-backed securities, nine are municipal securities and two are corporate bonds at December 31, 2007. Two are agency obligations, forty-six are mortgage-backed securities, fourteen are municipal securities and four are corporate bonds at December 31, 2006. The temporary impairment is due primarily to changes in the short and long term interest rate environment since the purchase of the securities and is not related to credit issues of the issuer. The Bank has sufficient cash and investments showing unrealized gains and borrowing sources to provide sufficient liquidity to hold the securities until maturity if necessary.

Investment securities with an aggregate book value of approximately $62,615,000 and $57,510,000 at December 31, 2007 and 2006, respectively, were pledged to secure public deposits and Federal Home Loan Bank borrowings.

(18)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Gross realized gains, gross realized losses and sale proceeds for available for sale securities for the years ended December 31 are summarized as follows. These net gains or losses are shown in noninterest income as gain on sale of available for sale securities.

	2007	2006	2005
Gross realized gains	$—	$204,484	$409,970
Gross realized losses	—	126,215	67,576

Net gain on available for sale securities	$—	$73,269	$342,394

Sale proceeds	$—	$11,987,953	$17,065,375

3.	Net Loans

A summary of loans outstanding by major classification follows:

	December 31,
	2007	2006
Real estate	$199,723,710	$180,400,938
Commercial and industrial (non-real estate)	51,029,503	49,954,767
Installment loans to individuals for household, family and other personal expenditures	10,890,207	10,853,743
All other loans	1,367,107	4,648,474

	263,010,527	245,857,922
Allowance for loan losses	(2,232,703)	(1,801,287)

	$260,777,824	$244,056,635

The change in the allowance for loan losses is summarized as follows:

	2007	2006	2005
Balance, beginning of year	$1,801,287	$1,415,897	$1,136,258
Provision charged to income	1,810,883	597,000	424,194
Recoveries on loans	142,671	41,690	15,762
Loans charged off	(1,522,138)	(253,300)	(160,317)

Balance, end of year	$2,232,703	$1,801,287	$1,415,897

(19)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

At December 31, 2007 and 2006, non-accrual loans totaled approximately $2,702,000 and $843,000, respectively. The gross interest income that would have been recorded under the original terms of the non-accrual loans amounted to approximately $124,000 in 2007, $38,000 in 2006 and $45,000 in 2005.

The Bank had impaired loans at December 31, 2007 and 2006 with outstanding balances of $1,353,794 and $1,316,398, respectively. The average amount of impaired loans outstanding during 2007 and 2006 was $768,599 and $687,376, respectively. There was no interest income recognized on the impaired loans during 2007, 2006 and 2005. The amount of the valuation allowance allocated to the impaired loans was $64,844 and $263,280 at December 31, 2007 and 2006, respectively.

4.	Premises and Equipment

Premises and equipment are summarized as follows:

	December 31,
	2007	2006
Land	$1,460,177	$1,460,177
Construction in process	253,219	248,942
Buildings and improvements	5,006,439	4,975,288
Equipment	1,463,474	1,404,523
Furniture and fixtures	815,328	801,002
Electronic data processing	3,266,567	2,961,984

	12,265,204	11,851,916
Less accumulated depreciation	(5,692,394)	(5,220,195)

	$6,572,810	$6,631,721

5.	Other Assets

Other assets at December 31 consist of the following:

	2007	2006
Prepaid expenses	$251,240	$293,457
Bank owned life insurance	6,378,604	5,144,661
Other	568,168	490,640
Income tax receivable	122,733	406,185
Deferred taxes	1,016,275	934,085

	$8,337,020	$7,269,028

(20)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

During 2007, the Company reclassified approximately $71,000 between current and deferred taxes.

6.	Time Deposits

At December 31, 2007 and 2006, time deposits of $100,000 or more totaled approximately $74,341,000 and $80,815,000, respectively. The Bank had brokered deposits of approximately $22 million at December 31, 2007 and $35 million at December 31, 2006.

Contractual maturities at December 31, 2006 of time deposits are summarized as follows:

12 months or less	$134,638,999
1-3 years	5,506,028

$140,145,027

7.	Short Term Borrowings

At December 31, 2007, short term borrowings consisted of federal funds. The outstanding balances and related information for these borrowings are summarized as follows:

	Federal Funds Purchased
	2007	2006	2005
Outstanding balance at December 31	$3,004,000	$5,317,000	$1,931,000
Weighted average rate	4.60%	5.63%	4.60%
Maximum month - end outstanding	$4,781,000	$7,461,000	$12,373,000
Approximate average amounts outstanding	$1,175,000	$1,861,000	$1,261,000
Weighted average rate for the year	4.18%	5.28%	3.76%

Federal funds purchased generally mature within one to thirty days from the transaction date.

(21)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

8.	Long Term Borrowings

At December 31, 2007, long term borrowings consisted of fixed and variable rate FHLB advances and reverse repurchase agreements. The outstanding balances and related information for these borrowings are summarized as follows:

	FHLB Advances		Reverse Repurchase Agreements
	2007	2006	2007	2006
Outstanding balance	$87,100,000	$66,513,514	$15,000,000	$—
Stated interest rate or range	3.41%-5.92%	2.74%-6.67%	3.60%	—

The Bank has pledged as collateral FHLB stock, certain investment securities and has entered into a blanket collateral agreement whereby qualifying mortgages with a book value of at least 135 percent of total advances, free of other encumbrances, will be maintained.

The contractual maturities at December 31, 2007, are as follows:

2008	$29,600,000
2009	10,000,000
2010	6,000,000
2011	18,000,000
2012	11,500,000
Thereafter	27,000,000

$102,100,000

In October 2004 and December 2006, the Company issued $6.186 and $5.155 million of junior subordinated debentures to its wholly-owned capital Trusts, Greer Capital Trust I and Greer Capital Trust II, respectively, to fully and unconditionally guarantee the trust preferred securities issued by the Trusts. These long-term obligations qualify as total risk based capital for the Company. Also, see the detailed discussion regarding the accounting treatment of the Trusts in the summary of significant accounting policies.

The junior subordinated debentures issued in October 2004 mature in October 2034, but include an option to call the debt in October 2009. Interest payments are due quarterly to Greer Capital Trust I at the three-month LIBOR plus 220 basis points.

The junior subordinated debentures issued in December 2006 mature in December 2036, but include an option to call the debt in December 2011. Interest payments are due quarterly to Greer Capital Trust II at the three-month LIBOR plus 173 basis points.

(22)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

9.	Unused Lines of Credit

As of December 31, 2007, the Bank had an unused short-term line of credit to purchase federal funds from correspondent banks totaling $ 13.6 million and other unused short term lines of credit from other financial institutions totaling $6 million.

The Bank has the ability to borrow an additional $19.7 million from the Federal Home Loan Bank. The borrowings are available by pledging collateral and purchasing additional stock in the Federal Home Loan Bank.

10.	Off-Balance Sheet Activities, Commitments and Contingencies

In the normal course of business, the Bank is a party to financial instruments with off-balance sheet risk. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the accompanying balance sheets. The contract amounts of those instruments reflect the extent of involvement in particular classes of financial instruments. Management uses the same credit policies in making commitments as for making loans. Commitments to extend credit in the future represent financial instruments involving credit risk. A summary of commitments at December 31, 2007 and 2006 is as follows:

	2007	2006
Commitments to extend credit	$62,721,000	$46,876,000
Standby letters of credit	5,099,000	4,474,000

	$67,820,000	$51,350,000

Commitments to extend credit are agreements to lend as long as there is no violation of the conditions established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. Management evaluates each customer’s creditworthiness on a case-by-case basis. The amount of collateral, if any, obtained upon extension of credit is based on our credit evaluation.

Standby letters of credit are conditional commitments issued by the Bank to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support public and private borrowing arrangements. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loan facilities to customers. Collateral held varies as specified above and is required in instances that management deems necessary. Newly issued or modified guarantees are to be recorded on the Company’s balance sheet at fair value at inception. As of December 31, 2007 and 2006, no liability has been recorded related to these guarantees.

(23)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Concentrations of Credit Risk - Substantially all loans and commitments to extend credit have been granted to customers in the Bank’s market area and such customers are generally depositors of the Bank. The concentrations of credit by type of loan are set forth in Note 3. The distribution of commitments to extend credit approximates the distribution of loans outstanding. The primary focus is toward consumer and small business transactions, and accordingly, there are not a significant number of credits to any single borrower or group of related borrowers in excess of $2,500,000.

From time to time, the Bank has cash and cash equivalents on deposit with financial institutions that exceed federally insured limits.

Litigation - The Company is a party to litigation and claims arising in the normal course of business. After consultation with legal counsel, management believes that the liabilities, if any, arising from such litigation and claims will not be material to the Company’s financial position.

11.	Stockholders’ Equity

The Company has 1,000,000 authorized but unissued shares of preferred stock (par value $5). Should preferred stock be issued, the Company’s directors will set the designation of terms, conditions and amounts.

12.	Benefit Plans

Defined Contribution Plan - The Bank has a 401(k) Profit Sharing Plan for the benefit of employees. Subject to annual approval by the Board of Directors, employee contributions of up to 5% of compensation are matched in accordance with plan guidelines. Matching contributions of $152,356, $137,963 and $89,991 were charged to expense during 2007, 2006 and 2005, respectively.

Stock Option Plan - The Company adopted SFAS No. 123R using the modified prospective application as permitted under SFAS No. 123R. Accordingly, amounts prior to January 1, 2006 have not been restated. Under this application, the Company is required to record compensation expense for the fair value of all awards granted after the date of adoption and for the unvested portion of previously granted awards that remain outstanding at the date of adoption.

Prior to the adoption of SFAS No. 123R, the Company used the intrinsic value method as prescribed by APB Opinion No. 25 and thus recognized no compensation expense for options granted with exercise prices equal to the fair market value of the Company’s common stock on the date of grant.

(24)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Effective April 27, 2006, the Directors’ Incentive Stock Option Plan (the “Directors’ Incentive Plan”) was terminated. Outstanding options issued under the former Directors’ Incentive Plan will be honored in accordance with the terms and conditions in effect at the time they were granted, except that they are not subject to reissuance. At December 31, 2007, there were 51,000 options outstanding that had been issued under the terminated Directors’ Incentive Plan.

Effective April 28, 2005, the Greer State Bank Employee Incentive Stock Option Plan (the “Plan”) was terminated. Outstanding options issued under the former Plan will be honored in accordance with the terms and conditions in effect at the time they were granted, except that they are not subject to reissuance. At December 31, 2007, there were 25,658 options outstanding that had been issued under the terminated Plan.

Effective April 28, 2005, the Company adopted the 2005 Equity Incentive Plan (the “Incentive Plan”). The Incentive Plan provides for the granting of statutory incentive stock options within the meaning of Section 422 of the Internal Revenue Code as well as non-statutory stock options. The Incentive Plan authorized the initial issuance of options and stock awards to acquire up to 250,000 shares of common stock of the Company. The Incentive Plan provides that beginning with the annual meeting of the shareholders in 2006 and continuing for the next eight annual meetings, the aggregate number of shares of common stock that can be issued under the Incentive Plan will automatically be increased by a number of shares equal to the least of (1) 2% of the diluted shares outstanding, (2) 20,000 shares or (3) a lesser number of shares determined by the Compensation Committee of the Board. “Diluted shares outstanding” means the sum of (a) the number of shares of common stock outstanding on the date of the applicable annual meeting of shareholders, (b) the number of shares of common stock issuable on such date assuming all outstanding shares of preferred stock and convertible notes are then converted, and (c) the additional number of shares of common stock that would be outstanding as a result of any outstanding options or warrants during the fiscal year of such meeting using the treasury stock method. In 2007 the number of available stock awards under this plan increased by 20,000.

Under the Incentive Plan, awards may be granted for a term of up to ten years from the effective date of grant. The Compensation Committee has the discretion as to the exercise date of any awards granted. The per-share exercise price of incentive stock options may not be less than the fair value of a share of common stock on the date the option is granted. The per-share exercise price of nonqualified stock options may not be less than 85% of the fair value of a share on the effective date of grant. Any options that expire unexercised or are canceled become available for reissuance. No awards may be granted more than ten years after the date the Incentive Plan was approved by the Board of Directors, which was September 24, 2004. At December 31, 2007, the Company had 37,700 awards available for grant under the Incentive Plan.

(25)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Vesting under the plan is discretionary based upon a determination by the Compensation Committee.

The fair value of each option award is estimated on the date of grant using the Black-Scholes option pricing model. The risk-free interest rate is based on the U.S. Treasury rate for the expected life at the time of grant. Volatility is based on the average long-term implied volatilities of the Company using historical volatility as a guide. The expected life is based on previous option exercise experience. The following table illustrates the assumptions for the Black-Scholes model used in determining the fair value of options granted to employees for the years ended December 31, 2007, 2006 and 2005, respectively. The weighted-average grant-date fair value of options granted during the years ended December 31, 2007, 2006 and 2005 was $2.62, $4.78 and $4.04, respectively.

	2007	2006	2005
Dividend yield	3.10%	3.02%	3.00%
Risk-free interest rate	4.60%	4.81%	4.10%
Volatility	9.38%	12.50%	12.50%
Expected life (years)	7.5	5.7	7.3

A summary of option activity under the stock option plans discussed above as of December 31, 2007, and changes during the year ended December 31, 2007, is presented below:

	Options Available	Options Outstanding	Exercise Price Range	Weighted Average Exercise Price
Balance at December 31, 2006	110,700	243,743	$6.83-27.50	$18.71
Exercised	—	(9,165)	6.83-18.67	10.10
Authorized	20,000	—	—	—
Forfeited	6,000	(9,325)	5.50-27.50	19.96
Granted	(99,000)	99,000	5.75-21.75	20.98

Balance at December 31, 2007	37,700	324,253	$6.83-27.50	$19.58

(26)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

The following table sets forth the exercise prices, the number of options outstanding and the number of options exercisable at December 31, 2007:

	Options Outstanding		Options Exercisable
Range of Exercise Prices	Number of Options Outstanding	Weighted Average Exercise Price	Weighted Average Contractual Life Remaining (Years)	Number of Options Exercisable	Weighted Average Exercise Price
$6.58-12.58	8,433	$10.88	0.74	7,832	$10.75
$15.50-18.67	162,520	16.34	5.92	93,444	16.27
$19.30-27.50	153,300	23.50	7.94	63,700	25.63

Total/Wtd Avg	324,253	$19.58	6.45	164,976	$19.62

The following table sets forth information pertaining to the Company’s exercisable options and options expected to vest:

December 31, 2007
Aggregate intrinsic value of outstanding options	$38,952
Aggregate intrinsic value of exercisable options	$37,197
Weighted average remaining life of all options	7.31

The total intrinsic value of options exercised during the twelve month period ended December 31, 2007, 2006 and 2005 was approximately $50,000, $142,000 and $172,000, respectively.

As of December 31, 2007, there was approximately $370,000 of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Company’s stock option plans. That cost is expected to be recognized over a weighted-average period of 4.13 years. The total fair value of shares vested during the years ended December 31, 2007, 2006 and 2005 was approximately $165,000, $72,000 and $300,000, respectively. The deferred tax benefit related to non-incentive stock options was approximately $2,200, $2,200 and $1,600 for years ended December 31, 2007, 2006 and 2005, respectively.

(27)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

For purposes of disclosures pursuant to SFAS No. 123, the estimated fair value of the options is amortized to expense over the options’ vesting period using the straight line method. The following table illustrates the effect on net income available to common stockholders if the Company had applied the fair value recognition provisions of SFAS No. 123 with respect to the year ended December 31, 2005.

Year Ended December 31 (000’s) Except Per Share Data 2005
Net income, as reported	$2,795
Add: Stock-based employee compensation expense included in reported net income, net of related income tax effects	24
Less: Stock-based employee compensation expense determined under fair value based method of all awards, net of related income tax effects	(282)

Proforma net income	$2,537

Earnings per share—basic, as reported	$1.14

Earnings per share—diluted, as reported	$1.12

Earnings per share—diluted, proforma	$1.07

Earnings per share—diluted, proforma	$1.05

Non-Qualified Plans - The Company has established certain non-qualified benefit plans for certain key executive officers and directors. The benefits under the plans are computed and payable under certain terms as specified in each agreement. The estimated present value of future benefits to be paid is being accrued over the period from the effective date of each agreement until the initial payments are made at the normal retirement dates. Compensation expense related to these plans of approximately $231,000, $142,000 and $221,000 was recorded during fiscal years 2007, 2006 and 2005, respectively. The total liability under these plans was approximately $1,107,000 at December 31, 2007 and is included in other liabilities in the accompanying consolidated balance sheets.

(28)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

The Bank has purchased and is the owner and beneficiary of certain life insurance policies that will be used to finance the benefits under these agreements. Income earned on the life insurance policies, which is exempt from federal and state income tax, of approximately $234,000, $188,000 and $174,000 for the years ended December 31, 2007, 2006 and 2005, respectively, is included in other income.

13.	Income Taxes

The components of the provision for income taxes are as follows:

	2007	2006	2005
Current income tax expense:
State	$142,900	$155,500	$149,000
Federal	977,205	1,120,455	796,165

	1,120,105	1,275,955	945,165
Deferred Federal income tax expense (benefit)	(171,537)	16,000	(189,942)

Provision for income taxes	$948,568	$1,291,955	$755,223

The provision for income taxes differs from the amount of income tax computed at the federal statutory rate due to the following:

	2007		2006		2005
		Percent of Income Before Tax		Percent of Income Before Tax		Percent of Income Before Tax
	Amount		Amount		Amount
Income before income taxes	$3,554,193		$4,444,261		$3,549,776

Tax at statutory rate	$1,208,000	34.0%	$1,511,000	34.0%	$1,207,000	34.0%
Tax effect of:
Federally tax exempt interest income	(296,000)	(8.4)	(297,000)	(6.7)	(302,000)	(8.5)
State taxes, net of federal benefit	94,000	1.9	103,000	2.3	98,000	2.8
Reversal of valuation allowance	—	.0	—	.0	(130,500)	(3.7)
Other—net	(57,432)	(.8)	(25,045)	(.6)	(177,277)	(3.3)

Income tax provision	$948,568	26.7%	$1,291,955	29.0%	$755,223	21.3%

(29)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Deferred tax assets are included in other assets and consist of the following:

	December 31,
	2007	2006
Deferred tax assets:
Bad debts	$519,000	$473,000
Investment securities	—	84,046
Deferred compensation	809,000	666,000
Other	23,421	—

	1,351,421	1,223,046

Deferred tax liabilities:
Depreciation	161,000	145,000
Prepaid expenses	76,000	123,000
Investment securities	98,146	—
Other	—	20,961

	335,146	288,961

Net deferred tax asset	$1,016,275	$934,085

14.	Other Non-interest Income

Other non-interest income for the years ended December 31, 2007, 2006 and 2005 consists of the following:

	2007	2006	2005
Earnings on life insurance policies	$233,943	$187,737	$173,859
Card service income	318,653	242,650	168,802
Safe deposit box rental	25,953	21,146	20,363
Investment services	698,173	508,920	410,798
Other fees	317,239	364,303	358,116

	$1,593,961	$1,324,756	$1,131,938

(30)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

15.	Other Non-interest Expenses

Other non-interest expense for the years ended December 31 consists of the following:

	2007	2006	2005
Loan department expenses	$143,392	$160,472	$146,618
General operating expenses	419,966	512,962	468,018
Educational expenses	87,559	68,064	63,971
Credit card expense	133,347	127,103	109,344
Travel and entertainment	116,617	119,193	99,240
Telephone expense	125,280	128,216	92,277
Internet banking expense	130,425	150,059	78,448
Other expense	119,027	130,682	35,922

	$1,275,613	$1,396,751	$1,093,838

16.	Transactions with Directors and Executive Officers

Our directors and executive officers are customers of and had transactions with the Bank in the ordinary course of business. Included in such transactions are outstanding loans and commitments, all of which were made on comparable terms, including interest rate and collateral, as those prevailing at the time for our other customers and did not involve more than normal risk of collectibility or present other unfavorable features.

Aggregate loan transactions with these related parties are as follows:

	2007	2006
Balance, beginning	$4,780,487	$5,811,253
Advances	555,075	223,611
Repayments	(981,807)	(823,877)
Other	(640,000)	(430,500)

Balance, ending	$3,713,755	$4,780,487

Other includes closed or reduced lines of credit.

(31)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Included in the balances outstanding are directors and executive officers available unused lines of credit totaling approximately $587,000 and $1,261,000 at December 31, 2007 and 2006, respectively.

The Company has an unfunded Deferred Compensation Plan which allows electing directors to annually defer directors’ fees, which are then eligible for various future payment plans as chosen by the director. The Deferred Compensation Plan, which was revised effective January 1, 2007, provides for a two-tiered deferred compensation system as follows:

	Tier Level	Maximum Deferral Amount	Interest Rate	Interest Rate Floor	Interest Rate Ceiling
(1) (2)	One	$9,000	80% ROAE	5%	10%
(2)	Two	> $9,000	Prime - 3%	None	None

(1)	ROAE represents return on average equity of the Company for the previous year.

(2)	Upon attaining age 65, a director may no longer defer any fees. Fees previously deferred will continue to earn interest after age 65 as provided for by the respective tiers.

All fees deferred prior to January 1, 2007 are treated as Tier 1. Deferrals, including interest, under the Plan during 2007, 2006 and 2005, totaled approximately $183,000, $225,000 and $173,000, respectively. The balance of total deferred director fees was $1,238,255 and $1,054,824 at December 31, 2007 and 2006, respectively.

17.	Employment Agreement

The Company has entered into employment agreements with certain key executive officers to ensure a stable and competent management base. The agreements provide for benefits as spelled out in the contracts and can be terminated by the Board of Directors with 180 days written notice, or can be terminated immediately for cause. In the event of a change in control of Company, as outlined in the agreements, the acquirer will be bound to the terms of the contracts.

18.	Regulatory Matters

Dividends - The Bank’s ability to pay cash dividends to the Holding Company is restricted by state banking regulations to the amount of the Bank’s retained earnings and statutory capital requirements. At December 31, 2007, the Bank’s retained earnings were approximately $11,429,000.

(32)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Capital Requirements - The Holding Company and Bank are subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities and certain off-balance sheet items as calculated under regulatory accounting practices. Capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require maintaining minimum amounts and ratios (set forth in the table below) of total and Tier 1 capital to risk-weighted assets, and of Tier 1 capital to average assets. Management believes, as of December 31, 2007, that all capital adequacy requirements are met to which the Holding Company and Bank are subject.

As of December 31, 2007, the most recent notification from the Federal Deposit Insurance Corporation categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. There are no conditions or events since that notification that management believes have changed that category. The actual capital amounts (in thousands) and ratios and minimum regulatory amounts (in thousands) and ratios are presented as follows:

			For Capital Adequacy Purposes		To Be Well Capitalized Under Prompt Corrective Action Provisions
	Actual		Minimum		Minimum
Bank:	Amount	Ratio	Amount	Ratio	Amount	Ratio
As of December 31, 2007
Total risk-based capital (to risk-weighted assets)	$36,035	11.8%	$24,344	8.0%	$30,431	10.0%
Tier 1 capital (to risk-weighted assets)	$33,802	11.1%	$12,172	4.0%	$18,258	6.0%
Tier 1 capital (to average assets)	$33,802	9.2%	$14,732	4.0%	$18,415	5.0%
As of December 31, 2006
Total risk-based capital (to risk-weighted assets)	$33,819	12.3%	$22,036	8.0%	$27,545	10.0%
Tier 1 capital (to risk-weighted assets)	$32,018	11.6%	$11,018	4.0%	$16,527	6.0%
Tier 1 capital (to average assets)	$32,018	9.2%	$13,914	4.0%	$17,393	5.0%

(33)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

The Holding Company is also subject to certain capital requirements. At December 31, 2007 the Tier 1 risk-based capital ratio, Tier 1 capital ratio and the total risk based capital ratio were 10.8%, 9.0% and 12.4%, respectively.

The Bank is required by the Federal Reserve Bank to maintain average cash reserve balances at the Federal Reserve Bank and in working funds based upon a percentage of deposits. The required amount of these reserve balances at December 31, 2007 was approximately $100,000.

19.	Fair Value of Financial Instruments

SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires disclosure of fair value information, whether or not recognized in the balance sheet, when it is practicable to estimate the fair value. SFAS 107 defines a financial instrument as cash, evidence of an ownership interest in an entity, or contractual obligations that require the exchange of cash or other financial instruments. Certain items are specifically excluded from the disclosure requirements, including common stock, premises and equipment, real estate held for sale and other assets and liabilities. The following methods and assumptions were used in estimating fair values of financial instruments:

•	Fair value approximates carrying amount for cash and due from banks due to the short-term nature of the instruments.

•	Investment securities are valued using quoted fair market prices.

•

Fair value for variable rate loans that re-price frequently and for loans that mature in less than one year is based on the carrying amount. Fair value for mortgage loans, personal loans and all other loans (primarily commercial) is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate the rates currently offered for similar loans of comparable terms and credit quality.

•	Due to the redemptive provisions of the restricted stock, fair value equals cost. The carrying amount is adjusted for any other than temporary declines in value.

•	The carrying amount for the cash surrender value of life insurance is a reasonable estimate of fair value.

•	The carrying value for accrued interest receivable and payable is a reasonable estimate of fair value.

•

Fair value for demand deposit accounts and interest-bearing accounts with no fixed maturity date is equal to the carrying amount. Certificate of deposit accounts maturing within one year are valued at their carrying amount. Certificate of deposit accounts maturing after one year are estimated by discounting cash flows from expected maturities using current interest rates on similar instruments.

(34)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

•	Fair value for federal funds sold and purchased and repurchase agreements is based on the carrying amount since these instruments typically mature within three days from the transaction date.

•

Fair value for variable rate long-term debt that re-prices frequently is based on the carrying amount. Fair value for fixed rate debt is based on the discounted present value of the estimated future cash flows. Discount rates used in these computations approximate rates currently offered for similar loans of comparable terms and credit quality.

•	Fair values for derivatives are based on the present value of future cash flows based on the interest rate spread between the fixed rate and the floating rate.

Management uses its best judgment in estimating fair value based on the above assumptions. Thus, the fair values presented may not be the amounts that could be realized in an immediate sale or settlement of the instrument. In addition, any income taxes or other expenses that would be incurred in an actual sale or settlement are not taken into consideration in the fair values presented. The estimated fair values of the Company’s financial instruments are as follows:

	December 31,
	2007		2006
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Financial assets
Cash and due from banks	$7,475,376	$7,475,376	$11,690,543	$11,690,543
Investment securities	99,151,407	98,845,825	83,766,691	82,975,534
Loans - net	260,777,824	258,592,187	244,056,635	241,898,123
Restricted stock	4,943,014	4,943,014	3,948,914	3,948,914
Accrued interest receivable	2,447,911	2,447,911	2,298,855	2,298,855
Bank owned life insurance	6,378,604	6,378,604	5,144,662	5,144,662
Derivatives	97,122	97,122	20,520	20,520
Financial liabilities
Deposits	$244,593,160	$244,691,290	$240,287,891	$240,236,111
Federal funds purchased	3,004,000	3,004,000	5,317,000	5,317,000
Repurchase agreements	15,000,000	15,000,000	8,854,875	8,854,875
Notes payable to FHLB	87,100,000	88,262,966	66,513,514	66,823,045
Junior subordinated debentures	11,341,000	11,341,000	11,341,000	11,341,000
Accrued interest payable	2,585,968	2,585,968	2,245,541	2,245,541

(35)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

20.	Derivatives

The Bank used interest rate swap contracts to hedge fixed rate Federal Home Loan Bank advances in 2004, 2005 and 2006 until the sale of the fair value derivative instruments in December 2006. The change in fair value recognized into earnings as a component of noninterest income from 1/1/06 through the date of adoption of SAB 108 (see Note 21) was $51,961. There was no gain or loss on the sale of the fair value derivative instruments. The interest rate swap contracts provided for the Bank to make payments at a variable rate maturity determined by a specified index (three month LIBOR) in exchange for receiving payments at a fixed rate of 3.18%. During 2006 and 2005 the Bank recognized approximately ($267,000) and ($17,000), respectively, as an increase of interest expense on Federal Home Loan Bank Advances as a result of the use of these contracts. See Note 21.

The Bank also purchased an interest rate floor in January 2006 to be used as a hedge for approximately $50 million in prime-based loans.

Although on-balance sheet derivative financial instruments do not expose the Company to credit risk equal to the notional amount, such agreements generate credit risk to the extent of any fair value gain in an on-balance sheet derivative financial instrument if the counterparty fails to perform. Such risk is minimized through the creditworthiness of the counterparties and the consistent monitoring of these agreements.

21.	Adoption of Staff Accounting Bulletin Number 108

In September 2006, the SEC staff issued Staff Accounting Bulletin No. 108, Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 was issued in order to eliminate the diversity of practice surrounding public companies’ quantifying financial statement misstatements.

Traditionally, there have been two widely-recognized methods for quantifying the effects of financial statement misstatements: the “rollover” method and the “iron curtain” method. The roll-over method focuses primarily on the impact of a misstatement on the income statement including the reversing effect of prior year misstatements. But its use can lead to the accumulation of misstatements in the balance sheet. The iron curtain method, on the other hand, focuses primarily on the effect of correcting the period-end balance sheet with less emphasis on the reversing effects of prior year errors on the income statement. We have previously used the rollover method for quantifying identified financial statement misstatements.

(36)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

SAB 108 establishes an approach that requires quantification of financial statement misstatements based on the effects of the misstatements on each of the company’s financial statements and the related financial statement disclosures. This model is commonly referred to as a “dual approach” because it requires quantification of errors under both the iron curtain and the rollover methods.

SAB 108 permits public companies to initially apply its provisions either by (i) restating prior financial statements as if the dual approach had always been used or (ii) recording the cumulative effect of initially applying the dual approach as adjustments to the carrying values of assets and liabilities as of January 1, 2006 with an offsetting adjustment recorded to the opening balance of retained earnings.

The Company adopted SAB 108 during the quarter ended December 31, 2006 and elected to use the cumulative effect transition method in connection with the preparation of the consolidated financial statements for the year ended December 31, 2006. The following table summarizes the effects (up to January 1, 2006) of applying the guidance in SAB 108.

	Period in Which the Misstatement Originated (1)			Adjustment Recorded as of January 1 2006
	2003	2004	2005
Interest rate swap (2)	$(197)	$(213)	$(411)	$(821)
Income tax effect of misstatement (3)	67	72	140	279

Impact on net income	$(130)	$(141)	$(271)	$—

Retained earnings (4)				$(542)

(1)	The error was previously evaluated under the rollover method and concluded it was immaterial.

(2)	The interest rate swaps were incorrectly accounted for using hedge accounting. As a result, interest rate swap valuation expense was understated $197,290, $212,545 and $410,889, for the years ended December 31, 2003, 2004 and 2005, respectively.

(3)	As a result of the misstatement described, the provision for income taxes was overstated $67,079, $72,265 and $139,702 for the years ended December 31, 2003, 2004 and 2005, respectively.

(4)	Represents the net reduction to retained earnings recorded as of January 1, 2006 to record the initial application of SAB 108.

(37)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

22.	Condensed Parent Company Financial Information

The following condensed financial information for Greer Bancshares Incorporated (Parent Company only) should be read in conjunction with the consolidated financial statements and the notes thereto.

Parent Company Only

Condensed Balance Sheets

	December 31,
	2007	2006
Assets:
Cash and cash equivalents	$38,496	$86,173
Investment in Trusts	341,000	341,000
Equity in net assets of Bank subsidiary	33,958,834	31,884,994
Taxes receivable	148,982	231,391
Premises and equipment	1,445,676	1,439,499
Other assets	—	416,468

Total assets	$35,932,988	$34,399,525

Liabilities and stockholders’ equity:
Liabilities:
Junior subordinated debentures	$11,341,000	$11,341,000
Interest payable	156,209	101,839
Other liabilities	257	414,458

Total liabilities	11,497,466	11,857,297
Stockholders’ equity	24,435,522	22,542,228

Total liabilities and stockholders’ equity	$35,932,988	$34,399,525

(38)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

Parent Company Only

Condensed Statements of Income

	Year Ended December 31,
	2007	2006	2005
Income:
Lease income from Bank subsidiary	$60,000	$60,000	$25,000
Dividends from Bank subsidiary	1,572,949	2,588,748	1,764,545

Total income	1,632,949	2,648,748	1,789,545

Expenses:
Interest on long-term borrowings	821,271	444,453	339,567
Non-interest expense	124,702	58,916	72,892

Total expenses	945,973	503,369	412,459

Income before taxes	686,976	2,145,379	1,377,086
Income tax benefit	(301,231)	(150,385)	(140,236)

Income before equity earnings	988,207	2,295,764	1,517,322
Equity in undistributed earnings of Bank subsidiary	1,617,418	857,042	1,277,231

Net income	$2,605,625	$3,152,806	2,794,553

Parent Company Only

Condensed Statements of Cash Flows

	Year Ended December 31,
	2007	2006	2005
Operating activities:
Net income	$2,605,625	$3,152,806	$2,794,553
Adjustments to reconcile net income to net cash provided by operating activities:
Undistributed equity earnings of Bank subsidiary	(1,617,418)	(857,042)	(1,277,231)
Change in operating assets and liabilities	552,455	(366,422)	(70,478)

Net cash provided by operating activities	1,540,662	1,929,342	1,446,844

(continued)

(39)

GREER BANCSHARES INCORPORATED
AND SUBSIDIARY	Notes to Consolidated Financial Statements, Continued

	Year Ended December 31,
	2007	2006	2005
Investing activities:
Purchase of premises	$(2,750)	$(561,629)	$—
Construction in process	(3,427)	(244,042)	—
Proceeds from sale of construction in process to Bank subsidiary	—	—	49,653
Investment in Bank subsidiary	—	(5,000,000)	—

Net cash used by investing activities	(6,177)	(5,805,671)	49,653

Financing activities:
Proceeds from the issuance of long- term debt	—	5,000,000	—
Cash dividends paid	(1,682,801)	(1,675,338)	(1,564,543)
Proceeds from exercise of stock options	92,557	302,101	258,302
Tax benefit from stock options exercised	8,082	19,155	—

Net cash provided (used) by financing activities	(1,582,162)	3,645,918	(1,306,241)

Net increase (decrease) in cash and cash equivalents	(47,677)	(230,411)	190,256
Cash and cash equivalents beginning of year	86,173	316,584	126,328

Cash and cash equivalents at end of year	$38,496	$86,173	$316,584

Non-cash investing and financing activities:
Investment in trust	$—	$155,000	$—

Dividends payable	$—	$(413,410)	$—

Change in other comprehensive income	$291,030	$62,140	$(1,034,096)

(40)

THE ATTACHED INFORMATION CONSTITUTES A PORTION OF GREER

BANCSHARES INCORPORATED’S ANNUAL REPORT TO SHAREHOLDERS FOR

THE YEAR ENDED DECEMBER 31, 2007.

P.O. Box 1029 Greer, SC 29652-1029

Phone: 864-877-2000 Fax: 864-848-5141

GREER BANCSHARES INCORPORATED

Selected Financial Data

The following table sets forth certain selected financial data concerning Greer Bancshares Incorporated. This information should be read in conjunction with Management’s Discussion and Analysis of Financial Condition and Results of Operations.

December 31,	2007	2006	2005	2004	2003
(Dollars in thousands, except per share data)
SUMMARY OF OPERATIONS
Interest and fee income	$24,836	$22,216	$15,308	$11,100	$10,139
Interest expense	12,741	10,592	6,210	3,849	3,618

Net interest income	12,095	11,624	9,098	7,251	6,521
Provision for loan losses	1,811	597	424	251	10

Net interest income after provision for loan losses	10,284	11,027	8,674	7,000	6,511
Noninterest income	2,499	2,340	2,457	2,224	1,902
Noninterest expense	10,177	10,214	8,336	6,664	6,181

Net income	$2,606	$3,153	$2,795	$2,560	$2,232

PER SHARE DATA
Earnings:
Basic	$1.05	$1.28	$1.14	$1.05	$0.92
Diluted	1.04	1.25	1.12	1.05	0.92
Dividends declared (including unpaid)	0.51	0.85	0.64	0.45	0.67
Book value	9.85	9.12	8.79	8.65	7.68
Weighted average shares outstanding:
Basic	2,479,051	2,462,688	2,442,078	2,428,833	2,415,803
Diluted	2,509,270	2,517,549	2,504,856	2,447,589	2,438,631
SELECTED ACTUAL YEAR END BALANCES
Total assets	$389,705	$359,662	$299,447	$231,291	$214,134
Loans	263,011	245,858	199,003	139,646	115,565
Allowance for loan losses	2,233	1,801	1,416	1,136	1,298
Available for sale securities	79,565	60,185	49,543	37,054	66,760
Held to maturity securities	19,586	23,581	28,482	35,474	17,263
Deposits	244,593	240,288	199,187	150,260	152,961
Borrowings	105,104	80,685	69,367	52,185	40,057
Subordinated debt	11,341	11,341	6,186	6,186	—
Stockholders’ equity	24,436	22,542	21,564	21,033	19,708
SELECTED AVERAGE BALANCES
Assets	$359,683	$330,984	$271,695	$225,647	$200,217
Deposits	239,327	227,269	172,189	157,179	140,310
Stockholders’ equity	23,419	21,153	20,389	19,872	18,398
FINANCIAL RATIOS
Return on average assets	.72%	.95%	1.03%	1.14%	1.11%
Return on average equity	11.13%	14.90%	13.71%	12.88%	12.13%
Average equity to average assets	6.51%	6.40%	7.50%	8.86%	9.19%
Dividend payout ratio	48.57%	66.41%	56.14%	42.86%	72.83%

GREER BANCSHARES INCORPORATED

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Description of the Company’s Business

Greer State Bank (the “Bank”) was organized under a state banking charter in August 1988, and commenced operations on January 3, 1989. Greer Bancshares Incorporated is a South Carolina corporation formed in July 2001, primarily to hold all of the capital stock of Greer State Bank. Greer Bancshares Incorporated and the Bank, its wholly-owned subsidiary, are herein referred to as the “Company.” In October 2004 and December 2006, Greer Capital Trust I and Greer Capital Trust II (the “Trusts”) were formed, respectively. The Trusts were formed as part of the process of the issuance of trust preferred securities. The Bank engages in commercial and retail banking, emphasizing the needs of small to medium businesses, professional concerns and individuals, primarily in Greer and surrounding areas in the upstate of South Carolina. The Company currently engages in no other business other than owning and managing the Bank. Greer Financial Services, a division of the Bank, provides financial management services and non-deposit product sales.

There were no significant changes to the Company’s business in 2007.

Critical Accounting Policies

General

The financial condition and results of operations presented in the consolidated financial statements, the accompanying notes to the consolidated financial statements and this section are, to a large degree, dependent upon the Company’s accounting policies. The selection and application of these accounting policies involve judgments, estimates and uncertainties that are susceptible to change. Those accounting policies that are believed to be the most important to the portrayal and understanding of the Company’s financial condition and results of operations are discussed below. These critical accounting policies require management’s most difficult, subjective and complex judgments about matters that are inherently uncertain. In the event that different assumptions or conditions were to prevail, and depending upon the severity of such changes, the possibility of a materially different financial condition or results of operations is a reasonable likelihood.

Allowance for Loan Losses

The allowance for loan losses is an estimate of the losses that may be sustained in the loan portfolio. The allowance is based on two basic principles of accounting:

•	Statement of Financial Accounting Standard (“SFAS”) No. 5, Accounting for Contingencies, which requires that losses be accrued when they are probable of occurring and estimatable; and

•

SFAS No. 114, Accounting by Creditors for Impairment of a Loan, which requires that losses be accrued based on the differences between the value of collateral, present value of future cash flows or values that are observable in the secondary market and the loan balance.

The allowance for loan losses is based on management’s ongoing evaluation of the loan portfolio and reflects an amount that, in management’s opinion, is adequate to absorb probable losses in the existing portfolio. Additions to the allowance for loan losses are provided by charges to earnings. Loan losses are charges against the allowance when the ultimate uncollectibility of the loan balance is determined. Subsequent recoveries, if any, are credited to the allowance.

The allowance for loan losses is evaluated on a monthly basis by management. The evaluation includes the periodic review of the collectibility of the loans in light of historical experience, the nature and volume of the loan portfolio, adverse situations that may affect the borrower’s ability to repay, estimated value of any underlying collateral, impairment and prevailing economic conditions. This evaluation is inherently subjective as it requires estimates that are susceptible to significant revision.

A loan is considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect the scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. Factors considered by management in determining impairment include payment status, collateral value and the probability of collecting

GREER BANCSHARES INCORPORATED

scheduled principal and interest payments when due. Loans that experience insignificant payment delays and payment shortfalls generally are not classified as impaired. Impairment is measured on a loan by loan basis for commercial and construction loans by either the present value of expected future cash flows discounted at the loan’s effective interest rate, the loan’s obtainable market price or the fair value of the collateral if the loan is collateral dependent.

Large groups of smaller balance homogeneous loans are collectively evaluated for impairment. Accordingly, individual consumer and residential loans are not separately identified for impairment.

Results of Operations

This discussion and analysis is intended to assist the reader in understanding the financial condition and results of operations of Greer Bancshares Incorporated and its wholly-owned subsidiary, Greer State Bank. The commentary should be read in conjunction with the consolidated financial statements and the related notes and the other statistical information in this report.

The following discussion describes our results of operations for 2007 as compared to 2006 and 2006 compared to 2005. The Company’s financial condition as of December 31, 2007 as compared to December 31, 2006 is also analyzed. Like most community banks, the Bank derives most of its income from interest received on loans and investments. The primary source of funds for making these loans and investments is deposits, of which interest is paid on approximately 88 percent. The Bank also utilizes Federal Home Loan Bank advances, federal funds purchased and repurchase agreements for funding loans and investments. One of the key measures of success is net interest income, or the difference between the income on interest-earning assets, such as loans and investments, and the expense on interest-bearing liabilities, such as deposits and other borrowings. Another key measure is the spread between the yield earned on interest-earning assets and the rate paid on interest-bearing liabilities.

A number of tables have been included to assist in the description of these measures. For example, the “Average Balances” table shows the average balances during 2007, 2006 and 2005 of each category of assets and liabilities, as well as the yield earned or the rate paid with respect to each category. A review of this table shows that loans typically provide higher interest yields than do other types of interest earning assets, resulting in management’s intent to channel a substantial percentage of funding sources into the loan portfolio. Similarly, the “Analysis of Changes in Net Interest Income” table demonstrates the impact of changing interest rates and the changing volume of assets and liabilities during the years shown. Finally, a number of tables have been included that provide detail about the Company’s investment securities, loans, deposits and other borrowings.

There are risks inherent in all loans. Therefore, an allowance for loan losses is maintained to absorb probable losses on existing loans that may become uncollectible. The allowance is established and maintained by charging a provision for loan losses against operating earnings. A detailed discussion of this process is included, as well as tables, describing the allowance for loan losses.

In addition to earning interest on loans and investments, income is earned through fees and other charges collected for services provided to customers. Various components of this noninterest income, as well as noninterest expense, are described in the following discussion.

The following discussion and analysis also identifies significant factors that have affected the financial position and operating results during the periods included in the accompanying financial statements. Therefore, this discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes and the other statistical information also included in this report.

Year ended December 31, 2007 compared with year ended December 31, 2006

Net income for the year ended December 31, 2007 was $2,605,625 or $1.04 per diluted share, compared to $3,152,806 or $1.25 per diluted share for the year ended December 31, 2006, which was a decrease of $547,181 or 17.4%. The decrease in net income in 2007 is due primarily to the charge-off of a loan in the amount of $1,287,398. (See “Provision for Loan Losses” for more details.) Net interest income increased $470,835 or 4.1%, to $12,094,812 for the year ended December 31, 2007 due to an increase of $28.1

GREER BANCSHARES INCORPORATED

million in average earning assets. Noninterest income increased $159,089, or 6.8%, to $2,499,092 for the year ended December 31, 2007. This increase in noninterest income was primarily due to increases in earnings on life insurance policies as the result of purchasing two additional policies, card service income increases and increased fee income from Greer Financial Services. Noninterest expenses had a slight increase of $306,609, or 3.4%.

Year ended December 31, 2006 compared with year ended December 31, 2005

Net income for the year ended December 31, 2006 was $3,152,806 or $1.25 per diluted share, compared to $2,794,553, or $1.12 per diluted share for the year ended December 31, 2005, which was an increase of $358,253 or 12.9%. The improvement in net income was primarily the result of continued growth in the Bank’s loan portfolio. Net interest income increased $2,525,918 or 27.8%, to $11,623,977 for the year ended December 31, 2006. Noninterest income decreased $116,650, or 4.7%, to $2,340,003 for the year ended December 31, 2006. This decrease in noninterest income was primarily due to a decrease in the gain on sale of investment securities. Noninterest expenses increased $1,341,477, or 17.7%, primarily due to an increase of $806,476, or 17.4%, in salaries and benefits. The increase in salaries and benefits related primarily to the addition of five full-time equivalent employees during 2006 which were needed to support growth of $60,215,441 in the Company’s total assets, combined with annual salary adjustments for existing employees.

Net Interest Income

Net interest income, the difference between interest earned and interest paid, is the largest component of the Company’s earnings and changes in that area have the greatest impact on net income. Variations in the volume and mix of assets and liabilities and their relative sensitivity to interest rate movements determine changes in net interest income. Interest rate spread and net interest margin are two significant elements in analyzing net interest income. Interest rate spread is the difference between the yield on average earning assets and the rate on average interest bearing liabilities. Net interest margin is calculated as net interest income divided by average earning assets.

Net interest income increased from $11,623,977 for the year ended December 31, 2006 to $12,094,812 for the year ended December 31, 2007. The increase in net interest income of $470,835, or 4.1%, was the result of moderate loan growth combined with investment securities purchases which was partially offset by increased borrowings to fund the asset growth. In addition, during the second half of 2007, the Federal Open Market Committee lowered the federal funds rate three times for a total of 100 basis points. The prime lending rate, which generally moves up and down with changes in the federal funds rate, also decreased 100 basis points during the year. At December 31, 2007, the Bank had approximately $128 million in loans indexed to the Wall Street Journal prime rate. The Bank’s loan portfolio increased by approximately $17.2 million, or 7.0%, during 2007, which contributed to an increase of approximately $2,032,000 in interest income on loans.

Net interest income increased from $9,098,059 for the year ended December 31, 2005 to $11,623,977 for the year ended December 31, 2006. The increase in net interest income of $2,525,918 or 27.8% was the result of the significant growth in the loan portfolio experienced during 2006, as well as an increase in lending rates. During 2006, the Federal Open Market Committee raised the federal funds rate four times for a total of 100 basis points. The prime lending rate, which generally moves up and down with changes in the federal funds rate, also increased 100 basis points during the year. At December 31, 2006, the Bank had approximately $132 million in loans indexed to the Wall Street Journal prime rate. The Bank’s loan portfolio increased by approximately $46.9 million, or 23.5%, during 2006, which contributed to an increase of approximately $6,926,000 in interest income on loans. Increases in interest rates during the last half of 2005 and the first half of 2006 also directly affected the increase in interest income.

GREER BANCSHARES INCORPORATED

The following table sets forth for the periods indicated, the weighted-average yields earned, the weighted-average yields paid, the net interest spread and the net interest margin on earning assets. The table also indicates the average monthly balance and the interest income or expense by specific categories.

Average Balances, Income, Expenses, and Rates

	2007			2006			2005
Year Ended December 31, (Dollars in Thousands)	Average Balance	Income/ Expense	Yield/ Rate (1)	Average Balance	Income/ Expense	Yield/ Rate (1)	Average Balance	Income/ Expense	Yield/ Rate (1)
Assets:
Interest Earning Assets:
Taxable Investments	$62,044	$3,071	4.95%	$57,036	$2,619	4.59%	$59,317	$2,468	4.16%
Non-Taxable Investments	22,491	979	6.59%	20,703	908	6.65%	21,995	985	6.79%
Int. Bearing Deposits in other banks	858	41	4.78%	803	33	4.11%	2,219	64	2.88%
Federal Funds Sold	1,823	92	5.05%	658	34	5.17%	3,578	96	2.68%
Loans (2)	249,583	20,653	8.28%	229,467	18,621	8.11%	161,909	11,695	8.04%

Total Interest Earning Assets	336,799	24,836	7.53%	308,667	22,215	7.36%	249,018	15,308	6.89%

Other noninterest-earning assets	22,884			22,317			17,564

Total Assets	$359,683			$330,984			$266,582

Liabilities and Stockholder’s Equity
Interest Bearing Liabilities:
NOW Accounts	$29,096	239	0.82%	$36,908	273	0.74%	$29,864	192	0.64%
Money Market and Savings	41,207	1,362	3.31%	35,434	918	2.59%	29,566	524	1.77%
Time Deposits	133,788	6,578	4.92%	124,217	5,463	4.40%	81,948	2,511	3.06%
Federal Funds Purchased	1,175	49	4.18%	1,861	98	5.27%	1,261	47	3.73%
Repurchase Agreements	9,723	499	5.13%	8,684	467	5.38%	4,716	172	3.65%
FHLB Borrowings	69,922	3,193	4.57%	60,662	2,928	4.83%	58,850	2,424	4.12%
Other Long Term Debt	11,341	821	7.24%	6,200	444	7.16%	6,186	340	5.50%

Total Interest Bearing Liabilities	296,252	12,741	4.30%	273,966	10,591	3.87%	212,391	6,210	2.92%

Noninterest-Bearing Liabilities:
Demand Deposits	35,394			30,710			30,811
Other Liabilities	4,618			5,155			2,531

Total Noninterest-Bearing Liabilities	40,012			35,865			33,342

Total Liabilities	336,264			309,831			245,733

Stockholders’ Equity	23,419			21,153			20,849

Total Liabilities and Stockholders’ Equity	$359,683			$330,984			$266,582

Net Interest Spread			3.23%			3.49%			3.97%
Net Interest Income		$12,095			$11,624			$9,098

Net Interest Yield			3.75%			3.93%			3.79%

(1)	All yields/rates are computed on a tax equivalent basis at a federal tax rate of 34%.

(2)	The effect of loans in nonacrual status and fees collected is not significant to the computations. All loans and deposits are domestic.

GREER BANCSHARES INCORPORATED

The following table sets forth the effect that the varying levels of earning assets and interest-bearing liabilities and the changes in applicable rates have had on changes in net interest income during the periods indicated. The net changes in net interest income in this expand the differences in net interest income in the previous table, “Average Balances, Income, Expenses, and Rates.”

GREER BANCSHARES INCORPORATED

Analysis of Changes in Net Interest Income

Year Ended December 31,	2007 Compared with 2006 Variance Due to			2006 Compared with 2005 Variance Due to
(Dollars in Thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest Income:
Taxable Investments	$230	$222	$452	$(95)	$246	$151
Non-Taxable Investments	78	(7)	71	(58)	(19)	(77)
Interest-Bearing Deposits in other banks	2	6	8	(41)	10	(31)
Federal Funds Sold	60	(2)	58	(78)	16	(62)
Loans	1,631	400	2,031	4,881	2,046	6,927

Total	2,001	619	2,620	4,609	2,299	6,908
Interest Expense:
NOW Accounts	(58)	24	(34)	45	36	81
Money Market and Savings	150	294	444	104	290	394
Time Deposits	421	694	1,115	1,295	1,658	2,953
Federal Funds Purchased	(36)	(13)	(49)	22	29	51
Repurchase Agreements	56	(24)	32	145	150	295
FHLB Borrowings	446	(182)	264	75	429	504
Other Long Term Debt	368	9	377	1	103	104

Total	1,347	802	2,149	1,687	2,695	4,382

Net Interest Income	$654	$(183)	$471	$2,922	$(396)	$2,526

The rate/volume variances (change in volume times change in rate) have been allocated to the change attributable to rate

The Company monitors and manages the pricing and maturity of its assets and liabilities in order to diminish the potential adverse impact that changes in interest rates could have on net interest income. The principal monitoring technique employed by the Company is the use of an interest rate risk management model which measures the effects that movements in interest rates will have on net interest income and the present value of equity. Included in the interest rate risk management reports generated by the model is a report that measures interest sensitivity “gap,” which is the positive or negative dollar difference between assets and liabilities that are subject to interest rate repricing within a given period of time. Interest rate sensitivity can be managed by repricing assets or liabilities, replacing an asset or liability at maturity, or adjusting the interest rate during the life of an asset or liability. Managing the amount of assets and liabilities repricing in the same time interval helps to hedge the risk and minimize the impact on net interest income of rising or falling interest rates.

The table included above shows the changes in interest income and expense during 2007 and 2006, and allocates the appropriate amount of income or expense to changes in rate or changes in volume. In 2007 interest income increased by approximately $2,620,000 and interest expense increased by approximately $2,149,000, which resulted in an increase of approximately $471,000 in net interest income. The increase in interest income is attributable to increases in the volume and rate. The majority of the increase in interest income is due to increases in volume. The increase in interest income was partially offset by increased interest expense due mainly to increased volume in interest bearing liabilities. Earning assets increased in 2007 by approximately $32,187,000, and interest-bearing liabilities increased by approximately $28,144,000. Market interest rates decreased during 2007 as the Federal Open Market Committee decreased its target for the federal funds rate by a total of 100 basis points.

In 2006 interest income increased by approximately $6,908,000 and interest expense increased by approximately $4,382,000, which resulted in an increase of approximately $2,526,000 in net interest income. The increase in interest income is attributable to increases in the volume and rate. The increase in interest income due to the increase in volume was slightly offset by increased interest

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expense due to an increase in rates paid on interest bearing liabilities. Earning assets increased in 2006 by approximately $52,810,000, and interest-bearing liabilities increased by approximately $57,772,000. Market interest rates increased during 2006 as the Federal Open Market Committee increased its target for the federal funds rate by a total of 100 basis points. Interest rate increases accounted for $2,299,000 of the increase in interest income and $2,695,000 of the increase in interest expense.

Provision for Loan Losses

The Company has developed policies and procedures for evaluating the overall quality of its credit portfolio and the timely identification of potential problem credits. On a quarterly basis, the Bank’s Board of Directors reviews and approves the appropriate level for the Bank’s allowance for loan losses based upon management’s recommendations and the results of the internal monitoring and reporting system. Management also monitors historical statistical data for both the Bank and other financial institutions. The adequacy of the allowance for loan losses and the effectiveness of the monitoring and analysis system are also reviewed by the Bank’s regulators and the Company’s internal auditor.

Additions to the allowance for loan losses, which are expensed as the provision for loan losses on the income statement, are made as needed to maintain the allowance at an appropriate level based on management’s analysis of the potential risk in the loan portfolio. Loan losses and recoveries are charged or credited directly to the allowance. The amount of the provision is a function of the level of loans outstanding, the level of nonperforming loans, historical loan loss experience, the amount of loan losses actually charged against the reserve during a given period and current as well as anticipated economic conditions. During 2007, the Bank provided $1,810,883 for loan losses, raising the balance to $2,232,703 at December 31, 2007 after charging off current year net bad debts of $1,379,467. The reserve for loan losses was approximately .85% and .73% of total loans for the years ended December 31, 2007 and 2006, respectively. Non-performing loans (i.e., loans ninety days or more past due and loans on non-accrual status) as a percentage of average assets increased from December 31, 2006 to December 31, 2007 from .26% to .69%. The Company’s loan loss reserve model indicated the reserve was adequate at December 31, 2007.

The Bank’s allowance for loan losses is based upon judgments and assumptions of risk elements in the portfolio, future economic conditions and other factors affecting borrowers. The process includes identification and analysis of loss potential in various portfolio segments utilizing a credit risk grading process and specific reviews and evaluations of significant problem credits. In addition, management monitors the overall portfolio quality through observable trends in delinquencies, charge-offs and general conditions in the market area.

Based on present information and ongoing evaluation, management considers the allowance for loan losses to be adequate to meet presently known and inherent risks in the loan portfolio. Management’s judgment as to the adequacy of the allowance is based upon a number of assumptions about future events that it believes to be reasonable, but which may or may not prove to be accurate. Actual losses will undoubtedly vary from the estimates. Also, there is a possibility that charge-offs in future periods will exceed the allowance for loan losses as estimated at any point in time. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. The Company does not allocate the allowance for loan losses to specific categories of loans but evaluates the adequacy on an overall portfolio basis utilizing a risk grading system.

Noninterest Income

Noninterest income for the year ended December 31, 2007 was $2,499,092 compared to $2,340,003 for the year ended December 31, 2006, an increase of $159,089 or 6.8%. Service charges and customer service fees relating to deposit accounts, which declined from $936,978 for the year ended December 31, 2006, to $905,131 for the year ended December 31, 2007, were the most significant portion of noninterest income. The majority of the decline in customer service fees was due to a decline of $64,080 in non-sufficient funds fees, which was partially offset by reductions in waivers of overdraft fees. Other operating income, which is included in total noninterest income, increased from $1,324,756 in 2006 to $1,593,961 in 2007. The largest component of other operating income is income from the Bank’s financial management services division, which increased $189,253 to $698,173 in 2007. In addition, net earnings on bank owned life insurance, which is included in other noninterest income, increased from $187,737 in 2006 to $233,943 in 2007, due to the purchase of two additional $500,000 policies in January 2007.

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Noninterest income for the year ended December 31, 2006 was $2,340,003 compared to $2,456,653 for the year ended December 31, 2005, a decrease of $116,650 or 4.8%. Service charges and customer service fees relating to deposit accounts, which declined from $982,321 for the year ended December 31, 2005, to $936,978 for the year ended December 31, 2006, were the most significant portion of noninterest income. The majority of the decline in customer service fees was due to a decline of $80,803 in non-sufficient funds fees, which was partially offset by increases in business account service charges. Gains on the sale of investment securities were $342,394 in 2005, compared to $78,269 in 2006. Investment securities were sold to help fund the significant growth in the loan portfolio experienced during 2005. The loan growth in 2006 was funded primarily by increased deposits. Other operating income, which is included in total noninterest income, increased from $1,131,938 in 2005 to $1,324,756 in 2006. The largest component of other operating income is income from the Bank’s financial management services division, which increased from $410,798 in 2005 to $508,920 in 2006. Another significant component of other operating income is net earnings on bank owned life insurance, which increased from $173,859 in 2005 to $187,737 in 2006, due to the purchase of one additional policy for approximately $724,000 in June 2005.

Noninterest Expenses

Noninterest expenses were $9,228,828 for the year ended December 31, 2007 compared to $8,922,219 for the year ended December 31, 2006. This increase was comprised primarily of salaries and employee benefits totaling $5,733,309 for the year ended December 31, 2007 compared to $5,444,426 for the year ended December 31, 2006. The increase in salaries and benefits was due primarily to the addition of seven full-time equivalent employees during 2007 to enhance the Bank’s credit risk management function and to staff a local loan production office which opened in September 2007. Additional noninterest expenses that increased due to the opening of the loan production office include occupancy and equipment, postage and supplies and marketing. These increases were partially offset by a decrease of $121,138 in other noninterest expenses due primarily to the increase of $76,602 in market value of the interest rate floor at December 31, 2007.

Noninterest expenses were $8,922,219 for the year ended December 31, 2006 compared to $7,580,742 for the year ended December 31, 2005. This increase was comprised primarily of salaries and employee benefits totaling $5,444,426 for the year ended December 31, 2006 compared to $4,637,950 for the year ended December 31, 2005. The increase in salaries and benefits was due to the addition of five full-time equivalent employees during 2006 to support the growth experienced by the Company. Included in noninterest expenses was a 40.3% increase in marketing expenses. Marketing expenses increased as the result of increased marketing efforts designed to assist the growth of the Company. Another component of noninterest expenses is internet banking fees which increased $107,580 due to a system conversion. A total of $84,480 was expensed to record changes in the value of the interest rate floor.

Income Taxes

For the year ended December 31, 2007, the Company recorded income tax expense in the amount of $948,568, or an effective tax rate of 26.7% compared to a 29.1% effective tax rate in 2006. The $343,387 decrease in tax expense for the year ended December 31, 2007 compared to 2006 was primarily created by the increased loan loss provision which increased the ratio of non-taxable income to pre-tax income.

For the year ended December 31, 2006, the Company recorded income tax expense in the amount of $1,291,955, or an effective tax rate of 29.1% compared to a 21.3% effective tax rate in 2005. A one time reversal of a valuation allowance reduced the effective tax rate from 24.9% to 21.3% in 2005. The effective tax rate for 2006 was higher than previous years due to the decline in tax-exempt income in 2006 resulting from the sale of $5,599,000 in tax-exempt municipal securities during 2006 in combination with the 2005 reversal of the valuation allowance.

Capital Resources

Total capital of the Company increased in 2007 by net income of $2,605,625, $266,030 from stock based activity and the change in accumulated other comprehensive income of $291,030. The Company paid cash dividends on April 15, June 15, September 15 and December 15, 2007 totaling $1,682,801 or $.68 per share. Total capital of the Company increased in 2006 by net income of $3,152,806, $393,267 from stock based activity and the change in accumulated other comprehensive income of $62,140. In addition, the Company paid cash dividends on April 15, June 15, September 15 and December 15, 2006 totaling $1,675,338 or $.68 per share and declared cash dividends to be paid on March 15, 2007 totaling $413,410, or $.17 per share. The Company adopted SEC Staff Accounting Bulletin (“SAB”) 108 in December 2006. See Note 21 in the accompanying 2007 Annual Report. As a result of the adoption, retained earnings was decreased January 1, 2006 for the cumulative effect of a material misstatement under the “iron curtain method” related to derivatives of $541,547, net of tax.

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The Federal Reserve Board and bank regulatory agencies require bank holding companies and financial institutions to maintain capital at adequate levels based on a percentage of assets and off-balance-sheet exposures, adjusted for risk weights ranging from 0% to 100%. Under the risk-based standard, capital is classified into two tiers. Tier 1 capital of the Company consists of common shareholders’ equity minus unrealized gains plus unrealized losses on securities available for sale. In addition to Tier 1 capital requirements, Tier 2 capital consists of the allowance for loan losses subject to certain limitations. A bank holding company’s qualifying capital base for purposes of its risk-based capital ratio consists of the sum of its Tier 1 and Tier 2 capital. The regulatory minimum requirements are 4% for Tier 1 and 8% for total risk-based capital. The holding company and banking subsidiary are also required to maintain capital at a minimum level based on average assets, which is known as the leverage ratio. Only the strongest bank holding companies and banks are allowed to maintain capital at the minimum requirement. All others are subject to maintaining ratios 100 to 200 basis points above the minimum.

In October 2004 and December 2006, the Company issued $6.186 million and $5.155 million of junior subordinated debentures to its wholly-owned capital Trusts, Greer Capital Trust I and Greer Capital Trust II, respectively, to fully and unconditionally guarantee the trust preferred securities issued by the Trusts. These long term obligations qualify as total risk based capital for the Company. In addition, all proceeds received from the issuance were invested in the Bank as additional capital.

Greer State Bank and the holding company exceeded the Federal Reserve’s fully phased-in regulatory capital requirements at December 31, 2007, 2006 and 2005 as set forth in the following table.

Risk-Based Capital Ratios

(Dollars in thousands)	2007	2006	2005
Bank
Tier 1 Capital	$33,802	$32,018	$26,632
Tier 2 Capital	2,233	1,801	1,406

Total Qualifying Capital	$36,035	$33,819	$28,038

Risk-adjusted total assets (including off-balance-sheet exposures)	$304,305	$275,443	$230,014

Tier 1 risk-based capital ratio	11.11%	11.62%	11.58%
Total risk-based capital ratio	11.84%	12.28%	12.19%
Tier 1 leverage ratio	9.20%	9.20%	9.07%
Greer Bancshares
Tier 1 risk-based capital ratio	10.84%	11.25%	12.03%
Total risk-based capital ratio	12.37%	12.92%	12.64%
Tier 1 leverage ratio	8.97%	8.93%	9.45%

GREER BANCSHARES INCORPORATED

Liquidity

The Company manages its liquidity from both the asset and liability side of the balance sheet through the coordination of the relative maturities of its assets and liabilities. Short-term liquidity needs are generally met from cash, due from banks, federal funds purchased and sold and deposit levels. The Company has federal funds lines in place totaling $16.6 million, the ability to borrow additional funds from the Federal Home Loan Bank of up to 30% of the Bank’s assets and also has a repurchase line totaling $20 million. Use of the FHLB and reverse repurchase lines requires the pledging of acceptable collateral. As of December 31, 2007, the Company had approximately $21,600,000 in available collateral. Management has established policies and procedures governing the length of time to maturity on loans and investments and has established policies regarding the use of alternative funding sources. In the opinion of management, the deposit base and lines of credit can adequately support short-term liquidity needs.

Impact of Off-Balance Sheet Instruments

The Company has certain off-balance-sheet instruments in the form of contractual commitments to extend credit to customers. These legally binding commitments have set expiration dates and are at predetermined interest rates. The underwriting criteria for these commitments are the same as for loans in the loan portfolio. Collateral is also obtained, if necessary, based on the credit evaluation of each borrower. Although many of the commitments will expire unused, management believes there are adequate resources to fund these commitments. At December 31, 2007 and 2006, the Company’s commitments to extend credit totaled approximately $67,820,000 and $51,350,000, respectively.

Impact of On-Balance Sheet Instruments

The Company utilizes derivative contracts to manage interest rate risk. These instruments consisted of interest rate swaps and swaptions in 2005 and 2006 prior to their sale in December 2006. In January 2006, an interest rate floor was purchased. A derivative is a financial instrument that derives its cash flows, and therefore its value, by reference to an underlying instrument, index, or referenced interest rate. The Company used interest rate swaps and swaptions as fair value hedges for certain fixed rate Federal Home Loan Bank advances. The interest rate floor contract is a derivative used to hedge cash flows of certain prime based loans. The floor contract terminates on January 30, 2009. The Bank does not utilize derivatives for trading purposes.

The derivatives did not qualify for hedge accounting under SFAS 133. As a result, the derivatives are recorded at fair value with adjustments to earnings.

GREER BANCSHARES INCORPORATED

Investment Portfolio

The following tables summarize the carrying value and estimated market value of investment securities and weighted-average yields of those securities at December 31, 2007. The yields are based upon amortized cost. The yield on securities of state and political subdivisions is presented on a tax equivalent basis using a federal income tax rate of 34%. Expected maturities may differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

Investment Securities Portfolio Composition

(Dollars in Thousands) December 31, 2007	Due One Year or Less	One Year Through Five Years	Five Years through Ten Years	After Ten Years	Total	Estimated Market Value	Average Maturity in Years
Held-To-Maturity
Mortgage- backed securities	$—	$—	$4,035	$15,551	$19,586	$19,281	10.82

Available-For-Sale
U.S. Govt and other agency obligations	$1,776	$—	$4,891	$—	$6,667	$6,771	13.73
Mortgage-backed securities	—	40	3,497	37,599	41,136	41,134	15.38
Municipal securities	250	1,707	3,648	16,823	22,428	22,613	11.28
Equity securities	—	—	—	8,063	8,063	8,096	38.03
Corporate securities	502	514	—	—	1,016	951	1.29

Total	$2,528	$2,261	$12,036	$62,485	$79,310	$79,565

Held-To-Maturity
Weighted Average Yields:
Mortgage-backed securities	—%	—%	4.51%	4.68%	4.59%
Available-For-Sale
Weighted Average Yields:
U.S. Govt and other agency obligations	5.00%	—%	5.28%	—%	5.19%
Mortgage-backed securities	—	5.96%	4.67%	5.26%	5.05%
Municipal securities	6.59%	6.81%	7.05%	6.48%	6.68%
Equity securities	—%	—%	—%	8.42%	8.42%
Corporate Securities	5.04%	5.70%	—%	—%	5.37%

Loan Portfolio

Credit Risk Management

Credit risk entails both general risk, which is inherent in the process of lending, and risk that is specific to individual borrowers. The management of credit risk involves both the process of loan underwriting and loan administration. The Company manages credit risk through a strategy of making loans within its primary marketplace and within its limits of expertise. Although management seeks to avoid concentrations of credit by loan type or industry through diversification, a substantial portion of the borrowers’ ability to honor the terms of their loans is dependent on the business and economic conditions in Greenville and Spartanburg Counties and the surrounding areas comprising the Company’s marketplace. Additionally, since real estate is considered by the Company as the most desirable non-monetary collateral, a significant portion of loans are collateralized by real estate; however, the cash flow of the borrower or the business enterprise is generally considered as the primary source of repayment. Generally, the value of real estate is not considered by the Company as the primary source of repayment for performing loans. Management also seeks to limit total exposure to individual and affiliated borrowers. Risk specific to individual borrowers is managed through the loan underwriting process and through an ongoing analysis of the borrower’s ability to service the debt as well as the value of the pledged collateral.

GREER BANCSHARES INCORPORATED

The Bank’s loan officers and loan administration staff are charged with monitoring the loan portfolio and identifying changes in the economy or in a borrower’s circumstances which may affect the ability to repay the debt or the value of the pledged collateral. In order to assess and monitor the degree of risk in the loan portfolio, several credit risk identification and monitoring processes are utilized. The Company uses an outside consultant, a former Office of the Comptroller of the Currency (“OCC”) bank examiner, to perform loan reviews on a monthly basis.

Lending Activities

The Company extends credit primarily to consumers and small to medium businesses in Greenville and Spartanburg Counties and, to a limited extent, customers in surrounding areas.

The Company’s corporate office is located in Greer, South Carolina, and its service area is mixed in nature. The Greenville-Spartanburg area is a regional business center whose economy contains elements of manufacturing, higher education, regional health care and distribution facilities. Outside the incorporated city limits of Greer, the economy includes manufacturing, agriculture and industry. No particular category or segment of the economy previously described is expected to grow or contract disproportionately in 2008.

Total loans outstanding were $263,010,527 and $245,857,922 at December 31, 2007 and 2006, respectively. There are no significant concentrations of loans in the loan portfolio to any particular individuals or industry or group of related individuals or industries.

The Company’s ratio of loans to deposits was 107.5% and 102.3% at December 31, 2007 and 2006, respectively. The loan to deposit ratio is used to monitor a financial institution’s potential profitability and efficiency of asset distribution and utilization. Generally, a higher loan to deposit ratio is indicative of higher interest income since loans yield a higher return than alternative investment vehicles. Management has concentrated on maintaining quality in the loan portfolio while continuing to increase the deposit base. The increase in the loans to deposits ratio is due primarily to funding the majority of the loan growth with advances from the Federal Home Loan Bank.

The following table summarizes the composition of the loan portfolio by category at the dates indicated.

Loan Portfolio Composition

December 31,	2007		2006		2005		2004		2003
	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent
(Dollars in Thousands)
Commercial	$50,512	19.21%	$49,954	20.32%	$43,509	21.86%	$31,188	22.33%	$28,122	24.33%
Real Estate- Construction/Land	73,095	27.79%	59,625	24.26%	42,980	21.60%	28,362	20.31%	15,288	13.23%
Real Estate Mortgage:
Residential 1-4	74,809	28.44%	68,926	28.04%	58,898	29.60%	40,772	29.20%	36,777	31.82%
Multi-Family	223	0.08%	608	0.25%	921	0.46%	1,636	1.17%	1,732	1.50%
Nonfarm/Nonresidential	52,141	19.82%	51,244	20.84%	40,374	20.29%	26,810	19.20%	21,099	18.26%
Installment Loans to Individuals	10,864	4.13%	10,853	4.41%	10,476	5.26%	9,694	6.94%	9,154	7.92%
Lease Financing	696	0.27%	796	0.32%	899	0.45%	977	0.70%	931	0.81%
Obligations of State and Political Subdivisions	494	0.19%	571	0.23%	104	0.05%	207	0.15%	2,462	2.13%
Other	177.07%		3,281	1.33%	842.43%		—	—	—	—

Total Loans	$263,011	100.00%	$245,858	100.00%	$199,003	100.00%	$139,646	100.00%	$115,565	100.00%

The Company’s loan portfolio contains a significant percentage of real estate mortgage loans. Real estate loans increased by approximately $19,865,000, or 11.01%, to approximately $200,268,000 during the twelve months ended December 31, 2007. At December 31, 2007 real estate mortgage loans represented 76.14% of the total loan portfolio compared to 73.38% at December 31, 2006. The increase in real estate mortgage loans as a percentage of total loans can be attributed to the demand in the Company’s

GREER BANCSHARES INCORPORATED

market area for commercial and residential construction, which is the result of a stable local economy. In an effort to effectively manage its interest rate risk, over the past several years the Company has not offered in-house long-term fixed rate mortgage loans; however, the Company has offered five-year and seven-year balloon mortgage loan products at attractive rates. The Company continues to offer fixed rate long term mortgages through an investor loan program.

The Company also has a significant amount of commercial and industrial loans. Commercial and industrial loans increased slightly during 2007 compared to the 2006. Commercial and industrial loans comprised 19.21% and 20.32% of the total loan portfolio at December 31, 2007 and 2006, respectively.

Maturities and Sensitivity of Loans to Changes in Interest Rates

The following table summarizes the loan maturity distribution for the selected categories as of December 31, 2007. The Company has a total of approximately $127,920,000 in loans indexed to the Wall Street Journal Prime rate.

December 31, 2007	Commercial		Real Estate- Construction/Land		Total
(Dollars in Thousands)	Amount	Percent	Amount	Percent	Amount	Percent
Due One Year or Less:	$32,320	63.98%	$61,286	83.84%	$93,606	75.73%
Due One Year through Five Years:
Fixed Rate	16,216	32.10%	6,944	9.50%	23,160	18.74%
Variable Rate	1.00%		2,768	3.79%	2,769	2.24%
Due After Five Years:
Fixed Rate	1,975	3.92%	2,097	2.87%	4,072	3.29%
Variable Rate	—	0.00%	—	0.00%	—	0.00%

Total	$50,512	100.00%	$73,095	100.00%	123,607	100.00%

Risk Elements

The accrual of interest on loans is discontinued when, in management’s judgment, the interest will not be collectible in the normal course of business. Accrual of interest of such loans is typically discontinued when the loan is 90 days past due or impaired. All interest accrued, but not collected for loans that are placed on nonaccrual or charged off, is reversed against interest income. The interest on these loans is accounted for on the cash-basis or cost-recovery method, until qualifying for return to accrual. Loans are returned to accrual status when all the principal and interest amounts contractually due are brought current and future payments are reasonably assured.

The following table states the approximate aggregate amount of loans in each of the following categories at December 31:

	2007	2006	2005	2004	2003
Nonaccrual loans	$2,702,000	$843,000	$484,000	$567,000	$1,249,000
90 days or more past due and still accruing	$100,000	$700	$32,000	$388	$—
Impaired loans	$1,354,000	$1,316,000	$—	$—	$—

Nonaccrual loans at December 31, 2007 includes the one impaired commercial real estate loan.

GREER BANCSHARES INCORPORATED

The following table sets forth certain information with respect to the allowance for loan losses and the composition of charge-offs and recoveries for each of the last five years.

Summary of Loan Loss Experience

(Dollars in Thousands)	2007	2006	2004	2004	2003
Total loans outstanding at end of year	$263,011	$245,858	$199,003	$139,646	$115,565

Average loans outstanding	$249,583	$229,467	$161,909	$124,170	$107,961

Balance, beginning of year	$1,801	$1,416	$1,136	$1,298	$1,081
Loans charged-off
Commercial and industrial	1,338	177	24	347	92
Real estate - mortgage	107	0	20	31	20
Consumer	77	77	114	42	35

Total loans charged-off	1,522	254	158	420	147

Recoveries of previous loan losses
Commercial and industrial	128	1	4	4	352
Real estate - mortgage	0	0	0	0	0
Consumer	15	41	10	3	2

Total loan recoveries	143	42	14	7	354

Net charge-offs	1,379	212	144	413	(207)

Provision charged to operations	1,811	597	424	251	10

Balance, end of year	$2,233	$1,801	$1,416	$1,136	$1,298

Ratios:
Allowance for loan losses to average loans	0.89%	0.78%	0.87%	0.91%	1.20%
Allowance for loan losses to period end loans	0.85%	0.73%	0.71%	0.81%	1.12%
Net charge offs to average loans	0.55%	0.09%	0.09%	0.33%	-0.19%

The allowance for loan losses is maintained at a level determined by management to be adequate to provide for probable losses inherent in the loan portfolio. The allowance is maintained through the provision for loan losses which is a charge to operations. The potential for loss in the portfolio reflects the risks and uncertainties inherent in the extension of credit.

The Bank’s provision and allowance for loan losses is subjective in nature and relies on judgments and assumptions about future economic conditions and other factors affecting borrowers. Management is not aware of any trends, material risks or uncertainties affecting the loan portfolio nor is management aware of any information about any significant borrowers which causes serious doubts as to the ability of the borrower to comply with the loan repayment terms. However, it should be noted that no assurances can be made that future charges to the allowance for loan losses or provisions for loan losses may not be significant to a particular accounting period.

Interest is discontinued on impaired loans when management determines that a borrower may be unable to meet payments as they become due. As of December 31, 2007 the Bank had one impaired commercial real estate loan with an outstanding balance of $1,353,794. The average amount of impaired loans outstanding during 2007 was $768,599. There was no interest income recognized on the impaired loan.

Deposits

Average deposits were approximately $239,327,000 and $227,269,000 during 2007 and 2006, respectively. NOW accounts decreased approximately $7,812,000, or 21.17% from December 31, 2007 compared to December 31, 2006. This significant decrease was offset by increases in demand deposits and money market and savings accounts of $10,457,000, or 15.81%, and $5,767,000, or 9.55%, respectively for the same period. New deposit products were introduced in 2007 resulting in both new deposit money and account reclassification.

GREER BANCSHARES INCORPORATED

Contractual maturities of all time deposits at December 31, 2007 were as follows: twelve months or less - $134,638,999, over twelve months through thirty-six months - $5,506,028, and over thirty-six months - $0.

The following table summarizes the Bank’s average deposits by categories at the dates indicated.

Year Ended December 31,	2007		2006		2005
	Average Balance	Percent	Average Balance	Percent	Average Balance	Percent
(Dollars in thousands)
Noninterest-Bearing Deposits Demand Deposits	$35,394	14.03%	$30,710	13.51%	$30,811	17.90%
Interest Bearing Liabilities NOW Accounts	29,096	12.90%	36,908	16.24%	29,864	17.34%
Money Market and Savings	41,207	17.21%	35,434	15.59%	29,566	17.17%
Time Deposits	133,788	55.86%	124,217	54.66%	81,948	47.59%

Total Deposits	$239,485	100.00%	$227,269	100.00%	$172,189	100.00%

Core deposits, which exclude time deposits of $100,000 or more, provide a relatively stable funding source for the loan portfolio and other earning assets. Core deposits were approximately $171,127,000, $163,255,000, and $135,003,000 at December 31, 2007, 2006 and 2005, respectively.

Time deposits over $100,000 totaled approximately $74,341,000, $80,815,000 and $64,184,000 at December 31, 2007, 2006 and 2005, respectively. Scheduled maturities were as follows:

Year Ended December 31,	2007	2006	2005
(Dollars in thousands)
Maturing in 3 months or less	$18,385	$20,132	$12,506
Maturing after 3 months but less than 6 months	22,206	29,229	13,192
Maturing after 6 months but less than 12 months	30,402	21,932	12,177
Maturing after 12 months	3,348	9,522	26,309

Total	$74,341	$80,815	$64,184

Short-Term Borrowings

At December 31, 2007, the Company had purchased federal funds totaling $3,004,000. At December 31, 2006 the Company had purchased federal funds totaling $5,317,000 and $8,854,875 in securities sold under agreements to repurchase. At December 31, 2005 the Company had purchased federal funds totaling $1,931,000 and $8,588,767 in securities sold under agreements to repurchase

The related information for these borrowings during 2007 is summarized as follows:

Federal Funds Purchased
Average balance outstanding during the year	$1,175,000
Average rate paid during the year	4.18%
Average rate on year end balance	4.60%

GREER BANCSHARES INCORPORATED

Long Term Borrowings

At December 31, 2007 and December 31, 2006, the Company had fixed rate notes payable totaling $80,100,000 and $59,513,514, respectively, to Federal Home Loan Bank (“FHLB”). Interest rates on the advances ranged from 3.41% to 5.92% and 2.74% to 6.67% at December 31, 2007 and 2006, respectively. At December 31, 2007, the Company had fixed rate reverse repurchase agreements totaling $15,000,000 with a stated interest rate of 3.60%. At December 31, 2007, the Company had variable rate notes payable totaling $7,000,000 to FHLB. A note for $2,000,000 was indexed to the 3 month LIBOR rate and was 5.05% on December 31, 2007. A note for $5,000,000 was indexed to the Wall Street Journal prime rate and was 4.40% on December 31, 2007. During 2006, interest expense on some of these fixed rate notes was increased by $266,992, and in 2005 was reduced by $16,798, through the utilization of interest rate swaps. For financial statement purposes interest expense or interest income from the swaps has been netted against the interest expense on FHLB borrowings. The Company has pledged its 1 to 4 family residential mortgages, commercial real estate mortgages, home equity lines of credit and certain mortgage-backed securities as collateral against the FHLB borrowings.

In October 2004 and December 2006, the Company issued $6,186,000 and $5,155,000 of junior subordinated debentures to its wholly-owned capital Trusts, Greer Capital Trust I and Greer Capital Trust II, respectively, to fully and unconditionally guarantee the trust preferred securities issued by the Trusts. These long-term obligations currently qualify as total risk based capital for the Company.

The junior subordinated debentures issued in October 2004 mature in October 2034, but include an option to call the debt in October 2009. Interest payments are due quarterly to Greer Capital Trust I at three-month LIBOR plus 220 basis points.

The junior subordinated debentures issued in December 2006 mature in December 2036, but include an option to call the debt in December 2011. Interest payments are due quarterly to Greer Capital Trust II at the three-month LIBOR plus 173 basis points.

Accounting and Financial Reporting Issues

In September 2006, the FASB issued SFAS No. 157, Fair Value Measurements, which defines fair value, establishes a framework for measuring fair value in GAAP, and expands disclosures about fair value measurements. SFAS 157, as amended by FSP 157-2 for nonfinancial assets and liabilities, is effective for financial statements issued for fiscal years beginning after November 15, 2007, and interim periods within those fiscal years, with early adoption permitted. The Company must adopt these new requirements no later than the first quarter of 2008. The Company did not choose to early adopt this standard and has not yet determined the effect of adopting SFAS 157 on its consolidated financial statements.

In February 2007, the FASB issued SFAS No. 159, The Fair Value Option for Financial Assets and Financial Liabilities. This statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective of this standard is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. This statement is effective as of the beginning of fiscal years beginning after November 15, 2007, with early adoption permitted under certain circumstances. The Company did not choose to early adopt this standard and has not yet determined the effect of adopting SFAS 159 on its consolidated financial statements.

STOCK INFORMATION AND DIVIDEND HISTORY

The common stock of Greer Bancshares Incorporated is traded in the over-the-counter market and quoted on the OTC Bulletin Board (symbol: GRBS). As of February 25, 2008, there were 1,164 record holders of our common stock, $5.00 par value per share.

The following table sets forth the high and low “bid” prices per share of the common stock for each quarterly period during the past two fiscal years, as reported on NASDAQ.com. Such over-the-counter market quotations reflect inter-dealer prices, without retail mark-up, mark-down or commission and may not necessarily represent actual transactions.

GREER BANCSHARES INCORPORATED

2007			2006
Quarter	High	Low	Quarter	High	Low
First	$24.00	$21.25	First	$28.25	$26.25
Second	$23.00	$21.33	Second	$27.00	$21.75
Third	$21.75	$16.25	Third	$23.00	$22.00
Fourth	$18.50	$13.00	Fourth	$24.50	$21.50

Beginning in 1992, the Company has declared annual cash and/or stock dividends or stock splits. In 2005, the Company paid 16 cents per share cash dividends in April, June, September and December for total cash dividends in 2005 of 64 cents per share. In 2006, the Company paid 17 cents per share cash dividends in March, June, September and December for total cash dividends in 2006 of 68 cents per share and declared dividends to be paid in March 2007 of 17 cents per share. In 2007, the Company paid 17 cents per share cash dividends in April, June, September and December for total cash dividends in 2007 of 68 cents per share.

The Company’s ability to continue to pay cash dividends is dependent upon receiving cash dividends from the Bank. Federal and state banking regulations restrict the amount of cash dividends that can be paid to the Company from the Bank. The payment of dividends in the future is subject to earnings, capital requirements, financial condition and such other factors as the Board of Directors of Greer Bancshares Incorporated, the Commissioner of Banking for South Carolina and the FDIC may deem relevant.

Forward Looking Information

This Report contains statements which constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements are based on many assumptions and estimates and are not guarantees of future performance. Actual results may differ materially from those projected in any forward-looking statements, as they will depend on many factors about which there is uncertainty, including many factors which are beyond management’s control. The words “may,” “would,” “could,” “will,” “expect,” “anticipate,” “believe,” “intend,” “plan,” and “estimate,” as well as similar expressions, are meant to identify such forward-looking statements. Potential risks and uncertainties include, but are not limited to: significant increases in competitive pressure in the banking and financial services industries; changes in the interest rate environment which could reduce anticipated or actual margins; changes in political conditions or the legislative or regulatory environment; general economic conditions, either nationally or regionally and especially in the Company’s primary service area, becoming less favorable than expected resulting in, among other things, a deterioration in credit quality; changes occurring in business conditions and inflation; changes in technology; changes in monetary and tax policies; the level of allowance for loan loss; the rate of delinquencies and amounts of charge-offs; the rates of loan growth; adverse changes in asset quality and resulting credit risk-related losses and expenses; changes in the securities markets; and other risks and uncertainties detailed from time to time in the Company’s filings with the Securities and Exchange Commission.